                                                      REGISTRATION NO. 333-14809

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                             CAL-MAINE FOODS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      0252
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   64-0500378
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

             3320 WOODROW WILSON DRIVE, JACKSON, MISSISSIPPI 39209
                                 (601) 948-6813
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                               FRED R. ADAMS, JR.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             CAL-MAINE FOODS, INC.
                           3320 WOODROW WILSON DRIVE
                   JACKSON, MISSISSIPPI 39209 (601) 948-6813
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------

                                   Copies to:

                            STEPHEN A. ZELNICK, ESQ.
                       MORSE, ZELNICK, ROSE & LANDER, LLP
                                450 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-1177
                              (212) 838-9190 (FAX)
                            PETER E. PANARITES, ESQ.
                        FREEDMAN, LEVY, KROLL & SIMONDS
                         1050 CONNECTICUT AVENUE, N.W.
                                   SUITE 825
                             WASHINGTON, D.C. 20036
                                 (202) 457-5105

                              (202) 457-5151(FAX)


                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
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

                             CAL-MAINE FOODS, INC.
                               ------------------

                             CROSS REFERENCE SHEET

  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF PART I OF
                                    FORM S-1

  1.   Forepart of Registration Statement and Outside Front
         Cover Page of Prospectus..........................   Outside Front Cover Page
  2.   Inside Front and Outside Back Cover Pages of
         Prospectus........................................   Inside Front Cover Page; Outside Back
                                                                Cover Page; Additional Information
  3.   Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges.........................   Prospectus Summary; The Company; Risk
                                                                Factors
  4.   Use of Proceeds.....................................   Use of Proceeds
  5.   Determination of Offering Price.....................   Underwriting
  6.   Dilution............................................   Dilution
  7.   Selling Security Holders............................   Principal and Selling Stockholders
  8.   Plan of Distribution................................   Outside Front Cover Page; Underwriting
  9.   Description of Securities to be Registered..........   Description of Capital Stock
 10.   Interests of Named Experts and Counsel..............   Legal Matters; Experts
 11.   Information With Respect to the Registrant:
       (a) Description of Business.........................   Business
       (b) Description of Property.........................   Business -- Properties and Facilities
       (c) Legal Proceedings...............................   Not Applicable
       (d) Market Price of and Dividends on the
              Registrant's Common Equity and
              Related Stockholder Matters..................   Front Cover Page; Dividend Policy;
                                                                Description of Capital Stock; Shares
                                                                Eligible for Future Sale;
                                                                Management -- 1993 Stock Option Plan
       (e) Financial Statements............................   Consolidated Financial Statements;
                                                                Capitalization
       (f) Selected Financial Data.........................   Selected Consolidated Financial
                                                              Information and Operating Data
       (g) Supplementary Financial Information.............   Not Applicable
       (h) Management's Discussion and Analysis of
              Financial Condition and Results of
        Operations.........................................   Management's Discussion and Analysis of
                                                                Financial Condition and Results of
                                                                Operations
       (i) Changes in and Disagreements with Accountants
              on Accounting and Financial Disclosure.......   Not Applicable
       (j) Directors, Executive Officers, Promoters and
              Control Persons..............................   Management -- Directors and Executive
                                                                Officers
       (k) Executive Compensation..........................   Management -- Executive Compensation;
                                                                Management -- Employee Stock
                                                                Ownership Plan; Management -- 1993
                                                                Stock Option Plan; Management --
                                                                Savings and Retirement Plan;
                                                                Management -- Long Term Incentive
                                                                Plans; Management -- Directors
                                                                Compensation
       (l) Security Ownership of Certain Beneficial Owners
              and Management...............................   Principal and Selling Stockholders
       (m) Certain Relationships and Related
           Transactions....................................   Management -- Certain Transactions
 12.   Disclosure of Commission Position on Indemnification
         for Securities Act Liabilities....................   Not Applicable*

---------------
* See Item 17 of Part II of the Registration Statement.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 3, 1996

PROSPECTUS

                                2,500,000 SHARES

[CAL-MAINE FOODS LOGO]       CAL-MAINE FOODS, INC.
                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                            ------------------------


     Of the 2,500,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") offered hereby, 1,700,000 shares are being sold by Cal-Maine Foods, Inc. ("Cal-Maine" or the "Company") and 800,000 shares are being sold by its founder and principal stockholder (the "Selling Stockholder"). See "Principal and Selling Stockholders" and "Use of Proceeds."


     Prior to this offering there has been no public market for the Common Stock. It is anticipated that the initial offering price will be between $6.50 and $7.50 per share. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting."


     The Common Stock has been approved for quotation and trading on the NASDAQ Stock Market's National Market (the "NASDAQ National Market") under the proposed symbol "CALM."


     The Company's outstanding capital stock includes Common Stock and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock," and together with the Common Stock, the "Capital Stock"). Each share of Class A Common Stock entitles its holder to 10 votes, whereas each share of Common Stock entitles its holder to one vote. Immediately following this offering, the principal stockholder of the Company will own 44% of the outstanding shares of Capital Stock and possess 70% of the total voting power of the outstanding Capital Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     See "Risk Factors" on page 6 for certain information that should be considered by prospective investors.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES EXCHANGE AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                                                                           PROCEEDS TO
                                       PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                                        PUBLIC         DISCOUNTS(1)      COMPANY(2)      STOCKHOLDER(2)
---------------------------------------------------------------------------------------------------------
Per Share.........................         $                $              $                 $
---------------------------------------------------------------------------------------------------------
Total(3)..........................         $                $              $                 $
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) Excludes a non-accountable expense allowance payable to Paulson Investment Company, Inc., the representative (the "Representative") of the several underwriters (the "Underwriters"), equal to 2% of the total price to the public of the shares being offered hereby (see note 2, below). The Company has agreed to issue to the Representative warrants (the "Representative's Warrants") to purchase up to 250,000 shares of Common Stock for
    $            per share [120% of the initial offering price] and to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deduction of expenses estimated at $701,750, including the Representative's non-accountable expense allowance. Of the total estimated expenses, $585,132 is payable by the Company and $116,618 is payable by the Selling Stockholder.

(3) The Company has granted to the Underwriters an option, exercisable for 30 days from the effective date of the public offering of the shares offered hereby, to purchase a maximum of 375,000 additional shares of Common Stock in order to cover over-allotments, if any. If the option is exercised in
    full, the total Price to Public will be $          , total Underwriting
    Discounts will be $          and total Proceeds to Company will be
    $          . See "Underwriting."
                            ------------------------


     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of certificates for the shares will be made against payment therefor on
or about December   , 1996.

                            ------------------------
                        PAULSON INVESTMENT COMPANY, INC.
                            ------------------------


                The date of this Prospectus is December   , 1996

                             CAL-MAINE FOODS, INC.

                    LOCATION OF FACILITIES AND MARKET AREAS

                                    U.S. MAP
--------------------------------------------------------------------------------

     The Company intends to furnish to its stockholders annual reports containing financial statements audited by independent certified public accountants, as well as quarterly financial information. The Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in connection therewith will file reports, proxy statements and other information with the Securities and Exchange Commission.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) IS ADJUSTED TO REFLECT A RECENT RECAPITALIZATION, WHICH RESULTED IN THE CREATION OF THE COMMON STOCK AND THE CLASS A COMMON STOCK, AND A 1,200-FOR-1 STOCK SPLIT OF THE CAPITAL STOCK, EFFECTIVE AS OF OCTOBER 3, 1996. SEE
"CAPITALIZATION -- RECAPITALIZATION AND STOCK SPLIT."

                                  THE COMPANY

GENERAL

     The Company is primarily engaged in the production, cleaning, grading, packing and sale of fresh shell eggs and the manufacture and sale of egg products. Shell eggs accounted for approximately 92% and egg products approximately 6% of the Company's net sales in fiscal 1996. The Company currently is the largest producer and distributor of fresh shell eggs in the United States, with fiscal 1996 sales of approximately 384.4 million dozen shell eggs, representing approximately 7.5% of all shell eggs sold in the United States. Cal-Maine primarily markets its shell eggs and egg products in 26 states, chiefly in the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

     The Company's operations are fully integrated. It owns facilities to hatch chicks, grow pullets, manufacture feed and produce, process, manufacture and distribute shell eggs and egg products. Company-owned facilities accounted for approximately 60% of total egg production in fiscal 1996, with the balance attributable to contract producers used by the Company. Approximately 95% of the feed for Company-owned farms and contract producers is manufactured by the Company, from purchased ingredients, in feed mills that it owns and operates. Shell eggs are sold directly by the Company primarily to national and regional supermarket chains. Egg products are sold both on a direct basis and through egg product brokers to institutional users, including manufacturers of baked goods, mayonnaise and confections.

GROWTH STRATEGY

     During the past eight years the Company has pursued an aggressive growth strategy, including the acquisition of existing shell egg production and processing facilities, as well as the construction of new and more efficient facilities. Since the beginning of fiscal 1989, the Company has consummated six acquisitions, adding an aggregate of 13.7 million layers to its capacity, and built four new "in-line" shell egg production and processing facilities and one pullet growing facility, adding 4 million layers and 950,000 pullets to its capacity. The increases in capacity have been offset by the retirement of older and less efficient facilities and a reduction in eggs produced by contract producers.

     As a result of the Company's growth strategy, its total flock, including pullets, layers and breeders, has increased from approximately 6.8 million at May 28, 1988 to an average of approximately 17.4 million for each of the past five fiscal years. Also, there has been a three-fold increase in the number of dozens of shell eggs sold, from approximately 117 million in the fiscal year ended May 28, 1988 to an average of approximately 394 million in each of the past five fiscal years. Net sales amounted to approximately $282.8 million in fiscal 1996, approximately four times net sales of approximately $70.0 million in fiscal 1988. The Company expects to continue to pursue its growth strategy and to use a portion of its net proceeds from this offering to acquire additional shell egg production and processing facilities and feed mills. However, it has no understandings or agreements in that regard at this time.

     The Company's new "in-line" facilities result in the gathering, cleaning, grading and packaging of shell eggs by less labor-intensive, more efficient, mechanical means. The increased use of in-line facilities has generated significant cost savings. The cost of eggs produced at these facilities was lower by 1.0cents, 1.5cents, 2.1cents, 2.3cents and 3.1cents per dozen in fiscal 1992, 1993, 1994, 1995 and 1996, respectively, than the cost to the Company of eggs produced from non-in-line facilities. Also, the Company produces a higher percentage of grade A eggs, which sell at higher prices, at its in-line facilities. The percentage of the total number of layers housed in the Company's in-line facilities increased from 25% in fiscal 1992 to 55% in fiscal 1996.

     The Company's acquisitions and construction of larger facilities, described in the tables below, reflect the continuing concentration of shell egg production in the United States in a decreasing number of shell egg producers. The Company believes that a continuation of that concentration trend may result in the reduced cyclicality of shell egg prices, but no assurance can be given in that regard.

            ACQUISITIONS OF EGG PRODUCTION AND PROCESSING FACILITIES

                                                                                   LAYERS         PURCHASE
FISCAL YEAR(1)                     SELLER                       LOCATION          ACQUIRED          PRICE
--------------    ----------------------------------------   ---------------   --------------    -----------
     1989         Egg City, Inc...........................   Arkansas               1,300,000    $ 6,716,000
     1990         Sunny Fresh Foods, Inc..................   (2)                    7,500,000     21,629,000
     1991         Sunnyside Eggs, Inc.....................   North Carolina         1,800,000      6,000,000
     1994         Wayne Detling Farms.....................   Ohio                   1,500,000     12,194,000
     1995         A&G Farms(3)............................   Kentucky               1,000,000      2,883,000
     1997         Sunbest Farms(4)........................   Arkansas                 600,000      1,302,000
                                                                                   ----------    -----------
                  Total.....................................................       13,700,000    $50,724,000
                                                                                   ==========    ===========

  CONSTRUCTION OF EGG PRODUCTION, PULLET GROWING AND PROCESSING FACILITIES(5)

FISCAL YEAR                                                           LAYER       PULLET     APPROXIMATE
 COMPLETED                          LOCATION                        CAPACITY     CAPACITY       COST
-----------    --------------------------------------------------   ---------    --------    -----------
    1990       Mississippi.......................................   1,000,000     200,000    $10,000,000
    1992       Louisiana.........................................   1,000,000          --     10,000,000
    1992       Mississippi.......................................          --     500,000      3,500,000
    1994       Mississippi.......................................   1,000,000          --      9,200,000
    1996       Texas.............................................   1,000,000     250,000     14,000,000
                                                                    ---------     -------    -----------
               Total.............................................   4,000,000     950,000    $46,700,000
                                                                    =========     =======    ===========

---------------
(1) The Company's fiscal year ends on the Saturday closest to May 31.

(2) New Mexico, Kansas, Texas, Alabama, Oklahoma, Arkansas and North Carolina.

(3) In connection with the purchase, the Company leased substantially all facilities and certain equipment of the business under an operating lease with monthly rentals of $79,000. See "Business -- Growth Strategy."

(4) Acquired subsequent to quarter ended August 31, 1996.

(5) Does not include (i) current construction in Chase, Kansas, expected to be completed in fiscal 1999 at an estimated cost of approximately $16,000,000, adding approximately 1,000,000 layer and 250,000 pullet capacity, and a feed mill and grain storage; or (ii) proposed construction in Waelder, Texas, expected to commence in fiscal 1997, and to be completed in fiscal 2000 at an estimated cost of approximately $13,900,000, adding approximately 1,000,000 layer and 250,000 pullet capacity.

    The Company was incorporated under Delaware law in 1969. Its principal executive offices are located at 3320 Woodrow Wilson Drive, Jackson, Mississippi 39209, and its telephone number is (601) 948-6813. Except as otherwise indicated by the context, references in this Prospectus to the "Company" or "Cal-Maine" include all subsidiaries of the Company.

                                  THE OFFERING

Common Stock being offered..........     1,700,000 shares by the Company and
                                         800,000 shares by the Selling
                                         Stockholder(1)

Common Stock to be outstanding after
  the offering......................     12,006,800 shares(1)(2)

Use of Proceeds.....................     To provide additional funds for
                                         possible future acquisitions, increase
                                         working capital, and for general
                                         corporate purposes.

Proposed NASDAQ National Market
trading symbol......................     CALM
---------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Excludes shares reserved under the Company's 1993 Stock Option Plan. See "Management -- 1993 Stock Option Plan."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FISCAL YEAR ENDED                            13 WEEKS ENDED
                                          -----------------------------------------------------------    --------------------
                                          MAY 30,       MAY 29,      MAY 28,     JUNE 3,     JUNE 1,     SEPT. 2,    AUG. 31,
                                            1992         1993          1994        1995        1996        1995        1996
                                          --------    -----------    --------    --------    --------    --------    --------
                                                                                                             (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net sales..............................   $234,767     $ 235,908     $254,713    $242,649    $282,844    $56,219     $65,563
Net income (loss)......................     (2,192)        3,103          224      (8,685)     10,925     (1,635)      1,097
Net income (loss) per common
  share(1).............................   $   (.18)    $     .26     $    .02    $   (.74)   $    .94    $  (.14)    $   .10
Weighted average shares
  outstanding(1).......................     11,921        11,821       11,760      11,700      11,584     11,647      11,509

OPERATING DATA:
Total flock size (thousands)(2)........     16,839        17,439       17,697      18,014      17,209     17,819      17,375
Total shell eggs sold (millions of
  dozens)..............................      381.2         379.8        403.9       421.8       384.4       94.8        89.4

                                              AUGUST 31, 1996
                                          -----------------------
                                                (UNAUDITED)
                                                          AS
                                           ACTUAL     ADJUSTED(3)
                                          --------    -----------
BALANCE SHEET DATA:
Working capital........................   $ 28,229     $  40,286
Total assets...........................    150,351       162,408
Total long-term debt (including current
  portion and capitalized lease
  obligations).........................     62,866        62,866
Total stockholders' equity.............     48,976        61,033

---------------
(1) Reflects the 1,200-for-1 stock split effective October 3, 1996 as if the split had occurred in the earliest period presented.

(2) Includes pullets (young female chickens, usually under 20 weeks of age), layers (mature female chickens), and breeders (male or female birds used to produce fertile eggs to be hatched for egg production flocks).

(3) Adjusted to give effect to (i) the sale of 1,700,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $7.00 per share and after deduction of the underwriting discount and estimated offering expenses payable by the Company) and the addition of the net proceeds thereof to working capital, and (ii) an increase in stockholders' equity resulting from the payment of a note payable to the Company by its principal stockholder. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information contained herein.

VOLATILITY OF WHOLESALE SHELL EGG MARKET PRICES AND FEED COSTS AND EFFECT
THEREOF

     The Company's operating income or loss is significantly affected by wholesale shell egg market prices, which fluctuate widely. Although the Company can take certain short-term steps to mitigate the adverse effect of low shell egg market prices, fluctuations in egg prices are outside of the Company's control. The pricing of shell eggs is affected by an inelasticity of demand, in connection with which small increases in production or decreases in demand can have a large adverse effect on prices and vice-versa. See "Business -- Shell Eggs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Feed cost represents the largest element of the Company's farm egg production cost, ranging from 56% to 62% of total cost in the last five fiscal years, or an average of approximately 60%. Although feed ingredients are available from a number of sources, Cal-Maine has little, if any, control over the prices of the ingredients it purchases, which are affected by various demand and supply factors. Increases in feed costs not accompanied by increases in the selling price of eggs can have a material adverse effect on the results of the Company's operations. However, higher feed costs may encourage producers to reduce production, possibly resulting in higher egg prices. Alternatively, low feed costs can encourage industry overproduction, possibly resulting in lower egg prices. Historically, the Company has tended to have higher profit margins when feed costs are higher. However, this may not be the case in the future.

EXPANSION RISKS


     The Company proposes to continue a growth strategy calling for the acquisition of other companies engaged in the production and sale of shell eggs and egg products. Federal anti-trust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance. Generally, the Company will be required to obtain federal regulatory approval of any such acquisition which exceeds $15 million in value if (i) the acquired entity is engaged in manufacturing and has more than $10 million of annual revenues or assets or (ii) the acquired entity is not engaged in manufacturing and has more than $10 million of assets. (For purposes of this regulatory approval, drying, freezing and breaking of eggs is considered manufacturing.) The Company also is subject to federal and state laws generally prohibiting anti-competitive conduct. Because the shell egg production and distribution industry is so fragmented, the Company believes that its sales of shell eggs during its last fiscal year represented only approximately 7.5% of domestic egg sales notwithstanding that it is the largest producer and distributor of shell eggs in the United States based on independently prepared industry statistics. Accordingly, the Company believes that regulatory approval of any future acquisitions generally will not be required and, if required, that such approvals will be obtained.


     The construction of new, more efficient production and processing facilities is an integral part of the Company's growth strategy. Any such construction can be expected to require compliance with environmental laws and regulations, including the receipt of permits, that could cause schedule delays, although the Company has not experienced any significant delays in the past.

AGRICULTURAL AND FOOD CONSUMPTION RISKS

     The Company's egg production activities are subject to risks to which the agriculture industry, in general, is exposed. These include, among others, risks associated with weather conditions and disease factors that could have a material adverse effect on the Company's operations. These risks are not within the Company's control and could have a material adverse effect on its operations. With respect to its products, the Company carries product liability insurance in an amount deemed adequate. Also, the marketability of the Company's shell eggs and egg products is subject to risks such as possible changes in food consumption opinions and practices reflecting perceived health concerns.

DECLINE IN PER CAPITA CONSUMPTION OF SHELL EGGS


     The Company understands that the per capita consumption of shell eggs in the United States declined during the 1980s, decreasing from approximately 260 eggs per year in the early 1980s to 239 eggs in 1989, based on independently prepared industry statistics. This decline, which may have been attributable to perceived health concerns relating to cholesterol content and lifestyle changes, appears to have leveled off as annual per capita consumption has ranged between 234 and 239 eggs per year since 1990. While the Company believes that increased fast food restaurant consumption, reduced egg cholesterol levels and industry advertising campaigns may result in a continuation of, or possible increases in, current per capita egg consumption levels, no assurance can be given that per capita egg consumption will not decline in the future. Continuing consumer concerns with cholesterol levels may adversely affect the Company's future revenues. See "Business -- Shell Eggs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


REGULATORY MATTERS


     The Company is subject to federal and state regulations relating to grading, quality control, labeling, sanitary control and waste disposal. As a fully-integrated egg producer, the Company's shell egg facilities are subject to United States Department of Agriculture ("USDA") and Food and Drug Administration ("FDA") regulation. The Company's shell egg facilities are subject to periodic USDA inspections, and its egg products plant is subject to continuous on-site USDA inspection. The Company's operations and facilities are subject to federal and state environmental laws and regulations, and the Company has all required environmental permits.


COMPETITION

     The production and sale of fresh shell eggs, which have accounted for approximately 90% or more of the Company's net sales in recent years, is intensely competitive. Although the Company currently is the largest producer of shell eggs in the United States, it is not in a controlling market position in any area where its eggs are sold. See "Business -- Competition."

DEPENDENCE UPON KEY PERSONNEL


     The Company's success depends to a large extent upon the performance of Fred R. Adams, Jr., the Company's Chairman and Chief Executive Officer. The loss of Mr. Adams's services could have a material adverse effect on the Company. The Company has not entered into any employment or non-compete agreements with Mr. Adams, who is the principal shareholder of the Company, and does not maintain keyman insurance on his life. See "Management."


TAX LIABILITY FROM LOSS OF FAMILY FARMING CORPORATION TAX STATUS


     The Company has $3,100,000 of deferred tax liability due to a subsidiary's change from a cash basis to an accrual basis taxpayer on May 29, 1988. This liability will become payable with respect to the first fiscal year in which the Company fails to qualify as a "family farming corporation" within the meaning of
Section 447 of the Internal Revenue Code (the "Code"). The Company could lose such tax status as a result of a change in the tax laws, and will lose such tax status if its annual "revenues from farming" for federal tax purposes are less than $111,549,000 or if the members of a single family fail to own at least 50% of the voting power of all voting stock and at least 50% of all other classes of stock. The Company had "revenues from farming" of $250,152,000 for federal tax purposes in fiscal 1996. The Company's revenues and the ownership of its stock by Fred R. Adams, Jr. and other members of his family presently qualify the corporation as a "family farming corporation." No assurance can be given that the Company will continue to qualify for such status. If "family farming corporation" status is lost, payment of the $3,100,000 deferred tax liability would reduce the Company's cash but would not impact the Company's statement of operations or reduce stockholders' equity, as these taxes have been accrued and are reflected on the Company's balance sheet. The Company's cash and cash equivalents amounted to $4,688,000 at August 31, 1996, and its current assets at that date amounted to

$61,445,000. See Note 9 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."


SEASONALITY

     Retail sales of shell eggs are greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in egg production during the spring and early summer. Egg prices tend to increase with the start of the school year and are highest prior to holiday periods. Consequently, the Company generally experiences lower sales and net income in its first and fourth fiscal quarters ending in August and May, respectively. To offset the effects of seasonal factors the Company may break more eggs for egg products during the spring and early summer months, decrease the size of its flocks, take hens out of production to molt or reduce the number of shell eggs purchased from other producers. See "Business -- Seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DILUTION


     Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $2.38 per share in the net tangible book value of the Common Stock from the initial public offering price. Additional dilution will occur upon the exercise of outstanding stock options. Future acquisitions may also result in additional dilution. See "Dilution."


RESTRICTIONS ON DIVIDENDS


     The Company's line of credit and long-term loan agreements contain financial covenants and restrictions that limit its ability to pay dividends on its Capital Stock. Under its agreement with certain lenders, the Company may not pay any dividend or make any distribution on any class of Capital Stock. However, the lenders have agreed to eliminate this prohibition, as described under "Dividend Policy."


     The Company currently expects to retain a substantial part of any net earnings for use in the financing of the Company's growth and other corporate purposes. However, subject to compliance with its loan covenants, the Company will consider the payment of cash dividends in the future depending upon the results of its operations, its financial condition and capital needs for acquisitions and new facilities construction, as well as other economic factors. See "Dividend Policy."

CONTROL BY CURRENT PRINCIPAL STOCKHOLDER; CERTAIN PROVISIONS OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION


     Upon completion of this offering, Fred R. Adams, Jr., Chairman of the Board and Chief Executive Officer of the Company, and members of his family, will own 47.1% of the outstanding shares of Common Stock, which has one vote per share, and Mr. Adams will own 100% of the outstanding shares of Class A Common Stock, which has 10 votes per share. As a result, upon completion of this offering, Mr. Adams will possess 70.1%, and together with his family will possess 73.5%, of the total voting power represented by the then outstanding shares of Common Stock and Class A Common Stock. The Adams family intends to retain ownership of a sufficient amount of Common Stock and Class A Common Stock to assure its continued ownership of over 50% of the combined voting power of the outstanding shares of Capital Stock in order to preserve the Company's status as a "family farming corporation" for federal income tax purposes. Such ownership may make an unsolicited acquisition of the Company more difficult and discourage certain types of transactions involving change of control of the Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current market prices. In addition, certain provisions of the Company's Amended and Restated Certificate of Incorporation require that the Class A Common Stock be issued only to Fred R. Adams, Jr., and members of his immediate family, and that if shares of the Class A Common Stock, by operation of law or otherwise, are deemed not to be owned by Mr. Adams or a member of his immediate family, the voting power of any such shares shall be automatically reduced to one vote per share. The Adams family controlling Capital Stock ownership position may adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

LACK OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF TRADING PRICE


     Prior to this offering, there has been no public market for the Common Stock. Although the Company's application for the quotation and trading of the Common Stock on the NASDAQ National Market has been approved, there can be no assurance that an active public market will develop, or that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representative of the Underwriters based on the factors described under "Underwriting." The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, seasonal and other general trends in the industry and other factors.


SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of this offering, the Company will have outstanding 12,006,800 shares of Common Stock and 1,200,000 shares of Class A Common Stock (convertible on a share-for-share basis into Common Stock). The 2,500,000 shares of Common Stock offered hereby, and any shares issued in the event the Underwriters' over-allotment option is exercised, will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Similarly, any shares of Common Stock issuable upon an exercise of the Representative's Warrants, during a four-year period commencing one year from the effective date of the Registration Statement of which this Prospectus is a part, also will be freely transferable without restriction, subject to the maintenance of the effectiveness under the Securities Act of the Registration Statement as agreed to by the Company. See "Underwriting."

     All other outstanding shares of Common Stock, as well as all outstanding shares of Class A Common Stock, are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and may only be sold pursuant to a Registration Statement under the Securities Act or an applicable exemption from registration thereunder, including Rule 144. Except for the sale by the Selling Stockholder of 800,000 shares of Common Stock in this offering, the officers, directors and 5% stockholders of the Company have agreed not to sell, and the Company has agreed not to sell, any shares of Common Stock or other equity securities of the Company for 90 days following the effective date of the Registration Statement of which this Prospectus is a part, without the prior written consent of the Representative of the Underwriters. Upon expiration of such 90-day period, 9,506,800 then outstanding restricted shares of Common Stock will become eligible for resale in the public market by the holders thereof subject to the volume limitations of Rule 144. Following this offering, sales or the expectation of sales of a substantial number of shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock. See "Description of Capital Stock" and "Shares Available for Future Sale."


DISCRETION AS TO USE OF PROCEEDS



     As indicated under "Use of Proceeds," the net proceeds of the offering will be used for possible future acquisitions of shell egg operations and related facilities, to increase working capital and for general corporate purposes. The Board of Directors will have broad discretionary authority with respect to the use of the offering proceeds and may effect acquisitions without stockholder approval, unless such approval is required by law.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common Stock offered by the Company are estimated to be approximately $10,363,000 ($12,726,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $7 per share.


     The Company intends to use the net proceeds to provide additional funds for possible future acquisitions of shell egg operations and related facilities, to increase working capital and for general corporate purposes. At this time, Cal-Maine has no understandings or agreements with respect to any such acquisitions. The Company may effect acquisitions, in the discretion of its Board of Directors and management, without stockholder approval, unless such approval is required by law. Pending use of the proceeds for any acquisitions, the net proceeds from this offering may be invested in short-term, interest-bearing, investment-grade obligations, and will be available for general corporate purposes.


     Fred R. Adams, Jr., Chairman of the Board and Chief Executive Officer of the Company, will apply $1,694,444 of the proceeds from the sale of his shares of Common Stock to satisfy his note payable in that amount to Cal-Maine. The Company will add such funds to its working capital. See "Certain Transactions."

                                DIVIDEND POLICY


     Although the Company has not paid any cash dividends on its Capital Stock, the Board of Directors will consider the possible declaration of cash dividends in the future in the light of the Company's results of operations, financial condition, capital requirements for possible acquisitions and new construction, and other relevant economic factors. Under the terms of the Company's agreements with its principal lenders, Cal-Maine is subject to various financial covenants limiting its ability to pay dividends. The Company is required to maintain minimum levels of working capital and net worth, to limit capital expenditures, leasing transactions and additional long-term borrowings, and to maintain various current and cash-flow coverage ratios, among other restrictions. Under its agreements with certain of the lenders, the Company is specifically prohibited from paying any dividend or making any distribution on its Capital Stock. However, those lenders have agreed to amendments that would, among other things, eliminate the prohibition against the payment of cash dividends. The amendments are subject to the completion of the offering being made hereby, and would contain provisions that include the amount of any cash dividends in cash-flow coverage ratio requirements. For the foreseeable future, the Company expects to retain earnings for use in its business.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at August 31, 1996 (see "Recapitalization and Stock Split," below), and as adjusted to reflect (i) the issuance and sale by the Company of 1,700,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $7 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company, and (ii) an increase in stockholders' equity resulting from the payment of a note payable to the Company by its principal stockholder. See "Use of Proceeds."

                                                                             AUGUST 31, 1996
                                                                           --------------------
                                                                               (UNAUDITED)
                                                                                          AS
                                                                            ACTUAL     ADJUSTED
                                                                           --------    --------
                                                                               (THOUSANDS)
Long-term debt (including current portion)..............................   $ 61,535    $ 61,535
Capitalized lease obligations (including current portion)...............      1,331       1,331
Stockholders' equity:
     Common Stock, par value $0.01 per share; 30,000,000 shares authorized; 15,835,200 shares outstanding and 17,535,200 shares
      outstanding, as adjusted(1).......................................        158         175
     Class A Common Stock, par value $0.01 per share; 1,200,000 shares
      authorized; 1,200,000 shares outstanding..........................         12          12
     Paid-in capital....................................................      8,229      18,575
     Retained earnings..................................................     48,155      48,155
Less: Common Stock in treasury (5,528,400 shares).......................     (5,884)     (5,884)
     Note receivable -- stockholder.....................................     (1,694)         --
                                                                           --------    --------
Stockholders' equity....................................................     48,976      61,033
                                                                           --------    --------
Total capitalization....................................................   $111,842    $123,899
                                                                           ========    ========

---------------
(1) Excludes a maximum of (i) 375,000 shares subject to the Underwriters' over-allotment option, (ii) 800,000 shares of Common Stock issuable upon exercise of options granted, or that may be granted, under the Company's 1993 Stock Option Plan, and (iii) 250,000 shares issuable upon exercise of the Representative's Warrants.

RECAPITALIZATION AND STOCK SPLIT

     On September 24, 1996, the shareholders approved an amendment to the certificate of incorporation to authorize capital stock consisting of 30,000,000 shares of Common Stock and 1,200,000 shares of Class A Common Stock, each class having a par value of $0.01 per share, and to reclassify and change each previously outstanding share of Class A Common Stock, $1.00 par value per share, and each previously outstanding share of Class B Common Stock, $1.00 par value per share, into 1,200 shares each of Common Stock and Class A Common Stock, respectively, each class with a par value of $0.01 per share. The Company's Amended and Restated Certificate of Incorporation, which reflects such authorized capital stock, was effective as of October 3, 1996. Unless otherwise indicated, all references to historical earnings per share, and number and class of shares outstanding, are as adjusted for the aforesaid recapitalization, reclassification and stock split of the Company's capital stock.

                                    DILUTION

     The book value of the Company as of August 31, 1996 was $48,976,000 or $4.26 per share of Capital Stock. "Book value per share" represents the amount of total assets of the Company less total liabilities, divided by the number of shares of Capital Stock outstanding. After giving effect to (i) the sale by the Company of the 1,700,000 shares of Common Stock offered hereby, assuming an initial public offering price of $7 per share, (ii) the deduction of the underwriting discounts and estimated offering expenses payable by the Company and (iii) an increase in stockholders' equity resulting from the payment of a note payable to the Company by its principal stockholder, the pro forma net book value of the Company as of August 31, 1996, would be $61,033,000, or $4.62 per share. This represents an immediate increase in book value of $.36 per share to existing stockholders and an immediate dilution of $2.38 per share to investors purchasing Common Stock in this offering. The following table illustrates this per share dilution:

    Assumed initial public offering price per share.......................            $7.00
         Book value per share as of August 31, 1996.......................   $4.26
         Increase per share attributable to new investors.................     .36
                                                                             -----
    Pro forma book value per share after offering.........................             4.62
                                                                                      -----
    Dilution per share to new investors...................................            $2.38
                                                                                      =====

     The following table sets forth as of August 31, 1996 the number of shares of Capital Stock issued by the Company, the total consideration paid and the weighted average price per share paid by existing stockholders and by new investors, assuming an initial offering price of $7 per share, before deducting underwriting discounts and estimated offering expenses:

                                                                                                  WEIGHTED
                                                                                                  AVERAGE
                                                SHARES PURCHASED(1)     TOTAL CONSIDERATION(1)     PRICE
                                               ---------------------    ----------------------      PER
                                                 NUMBER      PERCENT      AMOUNT       PERCENT     SHARE
                                               ----------    -------    -----------    -------    --------
Existing stockholders.......................   11,506,800      87.1%    $ 8,399,000      41.4%     $ .73
New investors...............................    1,700,000      12.9      11,900,000      58.6      $7.00
                                               ----------     ------    -----------     -----
          Total.............................   13,206,800     100.0%    $20,299,000     100.0%
                                               ==========     =====     ===========     =====

---------------
(1) Sales by the Selling Stockholder in this offering will reduce the number of shares held by existing stockholders to 10,706,800 shares, or 81.1% of the total number of shares of Capital Stock to be outstanding after the offering, and will increase the number of shares held by the new stockholders to 2,500,000 shares, or 18.9% of the total number of shares of Capital Stock to be outstanding after the offering. See "Principal and Selling Stockholders."


     The foregoing table assumes (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise of options outstanding under the 1993 Stock Option Plan, and (iii) no exercise of the Representative's Warrants. A maximum of 375,000 shares of Common Stock are issuable upon exercise of the Underwriters' over-allotment option. As of August 31, 1996, there were outstanding stock options to purchase an aggregate of 504,000 shares of Common Stock at an exercise price of $3.42 per share, and the Company had an additional 296,000 shares of Common Stock available for future option grants. The exercise of these stock options would result in further dilution to new investors. See "Management -- 1993 Stock Option Plan" and Note 8 of Notes to Consolidated Financial Statements of the Company. Additional dilution may occur as a result of future acquisitions. A maximum of 250,000 shares of Common Stock are issuable upon exercise of the Representative's Warrants. The assumed exercise price per share of the Representative's Warrants is $8.40, or 120% of the per share price of the Common Stock offered hereby.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The income statement data presented below for each of the fiscal years, which end on the Saturday closest to May 31, in the five-year period ended June 1, 1996, and the balance sheet data at June 3, 1995 and June 1, 1996, have been derived from the Company's financial statements, which have been audited by Ernst & Young LLP, independent auditors. In the opinion of management of the Company, the unaudited information for the 13 week periods ended September 2, 1995 and August 31, 1996 has been prepared on a basis consistent with the audited information and includes all adjustments, which consist only of normal recurring accruals necessary for a fair presentation of the results for those periods. The results of operations for the 13 weeks ended August 31, 1996 are not necessarily indicative of the results of the complete fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                FISCAL YEARS ENDED                          13 WEEKS ENDED
                                             --------------------------------------------------------    --------------------
                                             MAY 30,     MAY 29,     MAY 28,     JUNE 3,     JUNE 1,     SEPT. 2,    AUG. 31,
                                               1992        1993        1994        1995        1996        1995        1996
                                             --------    --------    --------    --------    --------    --------    --------
                                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.................................   $234,767    $235,908    $254,713    $242,649    $282,844    $56,219     $65,563
Cost of sales.............................    211,428     204,115     225,227     223,965     230,850     51,385      55,712
                                             --------    --------    --------    --------    --------    -------     -------
Gross profit..............................     23,339      31,793      29,486      18,684      51,944      4,834       9,851
Selling, general and administrative.......     24,694      24,776      26,094      27,934      29,653      6,569       7,140
                                             --------    --------    --------    --------    --------    -------     -------
    Operating income (loss)...............     (1,355)      7,017       3,392      (9,250)     22,341     (1,735)      2,711
Other income (expense):
    Interest expense, net.................     (3,658)     (3,034)     (4,318)     (5,052)     (5,487)    (1,457)     (1,116)
    Equity in income of affiliate.........        299         506         283          24         721         29          64
    Other.................................      1,322         674       1,238         993        (190)       562         135
                                             --------    --------    --------    --------    --------    -------     -------
                                               (2,037)     (1,854)     (2,797)     (4,035)     (4,956)      (866)       (917)
                                             --------    --------    --------    --------    --------    -------     -------
Income (loss) before income taxes.........     (3,392)      5,163         595     (13,285)     17,385     (2,601)      1,794
Income tax expense (benefit)..............     (1,200)      2,060         371      (4,600)      6,460       (966)        697
                                             --------    --------    --------    --------    --------    -------     -------
Net income (loss).........................   $ (2,192)   $  3,103    $    224    $ (8,685)   $ 10,925     (1,635)      1,097
                                             ========    ========    ========    ========    ========    =======     =======
Net income (loss) per common share(1).....   $   (.18)   $    .26    $    .02    $   (.74)   $    .94    $  (.14)    $   .10
                                             ========    ========    ========    ========    ========    =======     =======
Weighted average shares outstanding(1)....     11,921      11,821      11,760      11,700      11,584     11,647      11,509




                                                   MAY 30,    MAY 29,     MAY 28,     JUNE 3,     JUNE 1,      AUGUST 31,
                                                    1992        1993        1994        1995        1996          1996
                                                   -------    --------    --------    --------    --------    ------------
                                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Working capital.................................   $6,127     $ 24,991    $ 41,920    $ 10,092    $ 26,742      $ 28,229
Total assets....................................   62,610      100,806     123,018     147,402     149,991       150,351
Total debt (including current portion)..........   25,559       36,966      43,440      64,211      63,426        62,866
Total stockholders' equity......................    9,167       32,296      46,208      37,472      47,900        48,976


---------------
(1) Reflects the 1,200-for-1 stock split effective October 3, 1996 as if the split had occurred in the earliest period presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company's operating income or loss is significantly affected by wholesale shell egg market prices, which can fluctuate widely and are outside of the Company's control. Retail sales of shell eggs are greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in egg production during the spring and early summer. The Company currently uses contract producers for approximately 40% of its total egg production. Contract producers operate under agreements with the Company for the use of their facilities in the production of shell eggs by layers owned by the Company, which owns the eggs produced. Also, some shell eggs are purchased for resale by the Company from other, outside producers.


     Because shell eggs are perishable, inventories rarely exceed four days of production. Thus, shell egg inventories cannot be accumulated in response to low egg market prices. However, egg product inventories can be stored for extended periods and may be increased during periods of low prices and decreased during periods of high prices. The Company continuously endeavors to increase its profitability by effecting improvements in feed efficiency, molting programs and other operating activities in order to enhance its operating efficiency. See "Business -- Shell Eggs" for a further discussion.


     The Company's cost of production is materially affected by feed costs, which average about 60% of Cal-Maine's total farm eggproduction cost. Changes in feed costs result in changes in the Company's cost of goods sold. A 20cents per bushel change in the cost of corn results in a 1cents change in the cost of production of one dozen eggs. A $20 change in the cost of a ton of soybean meal, a feed ingredient, also results in a 1cents change in the cost of production of one dozen eggs. The cost of feed ingredients is affected by a number of supply and demand factors such as crop production and weather, and other factors, such as the level of grain exports, over which the Company has little or no control.


     The per capita consumption of shell eggs in the United States declined during the 1980s, decreasing from approximately 260 eggs per year in the early 1980's to 239 eggs per year in 1989. This decline, which may have been attributable to perceived health concerns relating to cholesterol content and changes in lifestyle, appears to have leveled off and annual per capita consumption has ranged between approximately 234 and 239 eggs per year since 1990. While the Company believes that increased fast food restaurant consumption, reduced egg cholesterol levels and industry advertising campaigns may result in a continuation of, or a possible increase in, current per capita egg consumption levels, no assurance can be given that per capita egg consumption will not decline in the future. Consumer concerns relating to the effect of cholesterol levels in health may adversely impact the Company's operations in the future. For additional information, see "Business -- Shell Eggs."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's statements of operations:

                                                                PERCENTAGE OF NET SALES
                                                 -----------------------------------------------------
                                                       FISCAL YEAR ENDED             13 WEEKS ENDED
                                                 -----------------------------    --------------------
                                                                                      (UNAUDITED)
                                                 MAY 28,    JUNE 3,    JUNE 1,    SEPT. 2,    AUG. 31,
                                                  1994       1995       1996        1995        1996
                                                 -------    -------    -------    --------    --------
Net sales.....................................    100.0%     100.0%     100.0%      100.0%      100.0%
Cost of sales.................................     88.4       92.3       81.6        91.4        85.0
                                                 ------      -----      -----      ------      ------
Gross profit..................................     11.6        7.7       18.4         8.6        15.0
Selling, general and administrative
  expenses....................................     10.3       11.5       10.5        11.7        10.9
                                                 ------      -----      -----      ------      ------
Operating income (loss).......................      1.3       (3.8)       7.9        (3.1)        4.1
Other income (expense)........................     (1.1)      (1.7)      (1.8)       (1.5)       (1.4)
                                                 ------      -----      -----      ------      ------
Income (loss) before income taxes.............       .2       (5.5)       6.1        (4.6)        2.7
Income tax provision (benefit)................       .1       (1.9)       2.2        (1.7)        1.0
                                                 ------      -----      -----      ------      ------
Net income (loss).............................       .1%      (3.6)%      3.9%       (2.9)%       1.7%
                                                 ======      =====      =====      ======      ======

  First Quarter Ended August 31, 1996 Compared to First Quarter Ended September 2, 1995

     Net Sales. For the quarter ending August 31, 1996, net sales were $65.6 million, an increase of $9.3 million, or 16.6%, over last year's first quarter sales of $56.2 million. For this year's first quarter, 89.4 million dozen eggs were sold compared to 94.8 million dozen for last year's first quarter, a decrease of 5.4 million dozen, or 6.0%. The decrease in dozens sold is primarily attributable to the fact that the Company purchased fewer eggs from outside sources during the quarter ended August 31, 1996 than during last year's first quarter. The dollar increase in net sales is the result of a $2 million increase in egg product sales and a 15% increase in average shell egg market prices. The net average selling price per dozen for this year's first quarter was $.682, compared to $.556 cents for the first quarter last year, an increase of 22.7%. The "net average selling price" is the average selling price for all grades of shell eggs, including non-graded egg sales, breaking stock and undergrades.

     Cost of Sales. Total cost of sales for the quarter ended August 31, 1996 was $55.7 million, an increase of $4.3 million, or 8.4%, over a cost of sales of $51.4 million in the last year's first quarter. The increase for this year's first quarter is attributable to an increase in the cost of feed ingredients. At the same time, there was a reduction in the cost of sales due to a reduction of approximately 30% in the Company's purchases of eggs from outside sources. The cost of feed per dozen produced during the quarter ended August 31, 1996 was $.32 per dozen as compared to $.22 per dozen for the first quarter last year, or an increase of approximately 45%. Feed costs account for almost 60% of the Company's farm cost of egg production. Poor crop conditions in the mid-west resulted in the higher cost of feed ingredients. With increases in egg prices exceeding increases in production costs, the gross profit increased from 8.6% of net sales in the quarter ended September 2, 1995 to 15.0% of net sales in the quarter ended August 31, 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the quarter ended August 31, 1996 was $7.1 million, an increase of $500,000, or 8.7%, over the $6.6 million for the comparable period last year. As a percent of net sales, selling, general and administrative expenses have decreased slightly from 11.7% for last year's quarter to 10.9% for this year's first quarter.

     Operating Income. As a result of the above, operating income was $2.7 million for the quarter ending August 31, 1996 as compared to an operating loss of $1.7 million for the first quarter last year. As a percent of net sales, the quarter ended August 31, 1996 had a 4.1% operating profit, compared to a 3.1% operating loss for the first quarter last year.

     Other Income (Expense). Net other expenses in each of the first quarters of this and the last fiscal year were $900,000. A reduction of $300,000 in interest expense for the quarter ended August 31, 1996, was offset by other income in last year's quarter, principally from insurance claim proceeds.

     Income Taxes. As a result of above, the Company's pre-tax income was $1.8 million for the quarter ended August 31, 1996 compared to a pre-tax loss of $2.6 million for last year's quarter ended September 2, 1995. For the quarter ended August 31, 1996, an income tax expense of $700,000 was recorded, and for the quarter ended September 2, 1995 an income tax benefit of $1.0 million was recognized. The effective income tax rate was 39.9% for the quarter ended August 31, 1996, as compared to 37.1% for the quarter ended September 2, 1995. The increase in the effective income tax rate is primarily attributable to an increase in the effective state income tax rate.

     Net Income. Net income for the quarter ended August 31, 1996 was $1.1 million, or $.10 per share, compared to a loss of $1.6 million, or $.14 per share, for the quarter ended September 2, 1995.

  Fiscal Year Ended June 1, 1996 Compared to Fiscal Year Ended June 3, 1995


     Net Sales. Net sales in the fiscal year ended June 1, 1996 were $282.8 million, an increase of $40.2 million, or 16.6%, over net sales of $242.6 million in the fiscal year ended June 3, 1995. The increase was due to higher shell egg prices. Apart from the impact of acquisitions and new facilities construction, the sale price of shell eggs is the most important factor in year-to-year changes in the Company's net sales. Cal-Maine's net average selling price during fiscal 1996 was $.684 per dozen shell eggs, compared to $.528 per dozen shell eggs in fiscal 1995. During fiscal 1996, the Company experienced a decrease in the number of eggs sold because of a slight reduction in flock size and fewer purchases from outside sources. The Company produced 308.8 million dozens of eggs in fiscal 1996, compared with 322.7 million in fiscal 1995. The Company purchased approximately 80.2 million dozens of eggs in fiscal 1996, compared to 105.0 million in fiscal 1995. Approximately 12.9% of net sales in fiscal 1996 were attributable to shell egg production and processing facilities acquired from Wayne Detling Farm in 1994 and A&G Farms in 1995, and approximately 8.6% of fiscal 1996 net sales were attributable to new facilities constructed by the Company in Edwards, Mississippi in 1994 and Waelder, Texas in 1995. Such acquired facilities and constructed facilities accounted for 11.6% and 5.4%, respectively, of fiscal 1995 net sales.



     Cost of Sales. The total cost of sales in fiscal 1996 was $230.9 million, an increase of $6.9 million, or 3.1%, above fiscal 1995's cost of sales of $224.0 million. The increase was primarily due to an increase in feed ingredient cost from $.211 per dozen eggs in fiscal 1995 to $.266 per dozen eggs in fiscal 1996. The gross profit margin increased to 18.4% in fiscal 1996 from 7.7% in fiscal 1995, as a result of the increase in shell egg prices, which more than offset the decrease in the number of eggs produced and the increase in feed cost. Cost of sales, as a percentage of net sales, sharply declined in the fiscal year ended June 1, 1996, primarily as a result of increases in shell egg prices.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses in fiscal 1996 were $29.7 million, an increase of $1.8 million, or 6.2%, from $27.9 million in fiscal 1995. Selling, general and administrative expenses as a percent of net sales were 10.5% in fiscal 1996, a decrease from 11.5% in fiscal 1995.

     Operating Income. As a result of the above, the Company's operating income was $22.3 million in fiscal 1996, compared to an operating loss of $9.3 million in fiscal 1995.

     Other Income (Expense). Other expense increased from $4.0 million in fiscal 1995 to $5.0 million in fiscal 1996. An increase of approximately $1.0 million in the Company's equity in the income of BCM Egg Company ("BCM"), a partnership in which Cal-Maine is a 50% owner, was more than offset by an increase in interest expense of $400,000 and a $1.2 million reduction in other income.

     Income Taxes. As a result of the above, the Company's pre-tax income was $17.4 million in fiscal 1996, compared to a $13.3 million of loss before income taxes in fiscal 1995. Income tax expense was $6.5 million in fiscal 1996 compared to an income tax benefit of $4.6 million in fiscal 1995. The effective income tax rate was

37.2% for the year ended June 1, 1996, compared to 34.6% for the year ended June 3, 1995. This increase was principally a result of the increased effective tax rate for state income taxes.

     Net Income. As a result of the above, the Company had net income of $10.9 million, or $.94 per share, in fiscal 1996, compared to a net loss of $8.7 million, or $.74 per share, in fiscal 1995.

  Fiscal Year Ended June 3, 1995 Compared to Fiscal Year Ended May 28, 1994


     Net Sales. Net sales in the fiscal year ended June 3, 1995 were $242.6 million, a decrease of $12.1 million, or 4.7%, from net sales of $254.7 million in the fiscal year ended May 28, 1994. The decrease was due to lower shell egg market prices. Apart from the impact of acquisitions and new facilities construction, the sale price of shell eggs is the most important factor in year-to-year changes in the Company's net sales. During fiscal 1995, the Company increased its production of eggs as well as its purchases of eggs from other producers. The Company produced approximately 322.7 million dozens of eggs in fiscal 1995, compared to 317.9 million in fiscal 1994. The Company purchased approximately 105.0 million dozens of eggs in fiscal 1995, compared to 91.3 million in fiscal 1994. Approximately 11.6% of net sales in fiscal 1995 were attributable to shell egg production and processing facilities acquired from Wayne Detling Farm in 1994 and A&G Farms in 1995, and approximately 5.4% of fiscal 1995 net sales were attributable to new facilities constructed by the Company in Edwards, Mississippi in 1994 and Waelder, Texas in 1995. The facilities acquired from Wayne Detling Farms and the new facilities constructed in Edwards, Mississippi accounted for 6.5% and 4.2%, respectively, of fiscal 1994 net sales.



     Cost of Sales. The total cost of sales in fiscal 1995 was $224.0 million, a decrease of $1.2 million, or 0.6%, below fiscal 1994's cost of sales of $225.2 million. The decrease was primarily due to decreased feed costs, which averaged $.211 per dozen eggs in fiscal 1995 compared to $.239 per dozen eggs in fiscal 1994. The cost of sales as a percent of net sales increased from 88.4% in fiscal 1994 to 92.3% in fiscal 1995. The decrease in egg prices in fiscal 1995 more than offset the increased egg production and lower feed costs in that year. Cost of sales, as a percentage of net sales, sharply increased in the fiscal year ended June 3, 1995, primarily as a result of decreases in shell egg prices.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses in fiscal 1995 were $27.9 million, an increase of $1.8 million, or 7.1%, over $26.1 million in fiscal 1994. Selling, general and administrative expenses as a percent of net sales amounted to 11.5% in fiscal 1995, as compared to 10.3% in fiscal 1994.

     Operating Income (Loss). As a result of the above, the Company had an operating loss of $9.3 million in fiscal 1995, compared to operating income of $3.4 million in fiscal 1994.

     Other Income (Expense). Other expenses exceeded other income in fiscal 1995 by $4.0 million, an increase of $1.2 million, or 44.3%, above the $2.8 million excess of expenses over other income in fiscal 1994. The increase is attributable primarily to an increase of $700,000 in interest expense, offset in part by a decrease of $300,000 in the Company's equity in the income of BCM and a decrease of $200,000 in other income.

     Income Tax Expense (Benefit). The pre-tax loss in fiscal 1995 was $13.3 million compared to the prior year's pre-tax income of $600,000. The income tax benefit was $4.6 million in fiscal 1995, compared to the prior fiscal year's income tax expense of $400,000.

     Net Income (Loss). The Company had a net loss of $8.7 million, or $.74 per share, in fiscal 1995, compared to net income of $200,000, or $.02 per share, in fiscal 1994.

CAPITAL RESOURCES AND LIQUIDITY

     The Company's working capital at August 31, 1996 was $28.2 million compared to $26.7 million of working capital at June 1, 1996. The Company's need for working capital generally is highest in the first and last fiscal quarters ending in August and May, respectively, when egg prices normally are at seasonal lows. Seasonal borrowing needs frequently are higher during those periods than during other fiscal periods.

     The Company had an unused $35 million line of credit with three banks at August 31, 1996. Borrowings under the line of credit bear interest at 1.5% above the federal funds rate or LIBOR, at the Company's option. At August 31, 1996, the Company's long-term debt, including current maturities and capitalized lease obligations, amounted to approximately $62.9 million.

     Substantially all trade receivables and inventories collateralize the Company's line of credit, and property, plant and equipment collateralize the Company's long-term debt. The Company is required by certain provisions of these loan agreements to (i) maintain minimum levels of working capital and net worth;
(ii) limit dividends, capital expenditures, lease obligations and additional long-term borrowings; and (iii) maintain various current and cash-flow coverage ratios, among other restrictions. The Company was in compliance with these provisions at August 31, 1996.

     In the quarter ended August 31, 1996, $3.1 million in net cash was provided by operating activities, primarily from net income and depreciation. Of the $3.1 million, $1.8 million was used for construction and purchases of equipment, and $600,000 was used to repay long-term debt. The net result of these activities was a net increase in cash and cash equivalents of $729,000. One million dollars of long-term borrowed funds have been used in the construction of the egg production facility in Chase, Kansas.

     In fiscal 1996, $25.3 million of net cash was provided by operating activities, of which $8.8 million of cash was used primarily for property, plant and equipment purchases and $15.5 million of net cash was used to repay borrowings under the Company's line of credit.

     The Company is financing approximately $13.5 million of the $16.0 million total estimated cost to complete the construction of new shell egg production, processing and feed mill facilities in Chase, Kansas through industrial revenue bonds maturing in 2011 and secured by the property, plant and equipment there. At August 31, 1996, the Company had expended approximately $2.2 million on this recently-commenced construction, completion of which is expected in fiscal 1999. In late fiscal 1997, the Company plans to commence construction of new shell egg production and processing facilities in Waelder, Texas. It expects to complete construction of those facilities in fiscal 2000 at a total estimated cost of approximately $13.9 million, of which the Company plans to finance approximately $10.4 million through a borrowing from an insurance company. That borrowing is expected to mature 15 years from issuance and be secured by the property, plant and equipment at Waelder.

     The Company has $3,100,000 of deferred tax liability due to a subsidiary's change from a cash basis to an accrual basis taxpayer on May 29, 1988. This liability will become payable with respect to the first fiscal year in which the Company fails to qualify as a "family farming corporation" within the meaning of
Section 447 of the Internal Revenue Code (the "Code"). The Company could lose such tax status as a result of a change in the tax laws, and will lose such tax status if its annual revenues from farming are less than $111,549,000 or if the members of a single family fail to own at least 50% of the voting power of all voting stock and at least 50% of all other classes of stock. The Company had farming revenues of $250,152,000 for fiscal 1996. The Company's farming revenues and the ownership of its stock by Fred R. Adams, Jr. and other members of his family presently qualify the corporation as a "family farming corporation." If "family farming corporation" status is lost, payment of the $3,100,000 deferred tax liability would reduce the Company's cash but would not impact the Company's statement of operations or reduce stockholders' equity, as these taxes have been accrued and are reflected on the Company's balance sheet. See Note 9 of Notes to Consolidated Financial Statements.

                                    BUSINESS

     The Company is primarily engaged in the production, grading, packing and sale of fresh shell eggs, which accounted for approximately 92% of net sales in the Company's fiscal year ended June 1, 1996, and the manufacture and sale of egg products, which accounted for approximately 6% of net sales in fiscal 1996. Cal-Maine's operations are fully integrated and it owns facilities to hatch chicks, grow pullets, manufacture feed and produce, process, manufacture and distribute eggs and egg products. The Company's products are principally marketed in 26 states, chiefly in the southwestern, southeastern, mid-west and mid-Atlantic regions of the United States.

GROWTH STRATEGY


     During the past eight years the Company has pursued an aggressive growth strategy, including the acquisition of existing shell egg production and processing facilities, as well as the construction of new and more efficient facilities. Since the beginning of fiscal 1989, the Company has consummated six acquisitions, adding an aggregate of 13.7 million layers to its capacity, and built four major new "in-line" shell egg production and processing facilities and one pullet growing facility, adding 4 million layers and 950,000 pullets to its capacity. Each of the new shell egg production facilities generally provides for the processing of approximately 300 cases of shell eggs per hour. (One case equals 30 dozen eggs.) These increases in capacity have been accompanied by the retirement of older and less efficient facilities and a reduction in eggs produced by contract producers. The new "in-line" facilities result in the gathering, cleaning, grading and packaging of shell eggs by less labor-intensive, more efficient, mechanical means.


     As a result of the Company's growth strategy, the Company's total flock, including pullets, layers and breeders, has increased from approximately 6.8 million at May 28, 1988 to an average of approximately 17.4 million for each of the past five fiscal years. Also, there has been a three-fold increase in the number of dozens of shell eggs sold, from approximately 117 million in the fiscal year ended May 28, 1988 to an average of approximately 394 million in each of the past five fiscal years. Net sales amounted to approximately $282.8 million in fiscal 1996, approximately four times net sales of approximately $70.0 million in fiscal 1988.

     The Company's acquisitions and construction of larger facilities, described in the tables below, reflect the continuing concentration of shell egg production in the United States in a decreasing number of shell egg producers. The Company believes that a continuation of that concentration trend may result in the reduced cyclicality of shell egg prices, but no assurance can be given in that regard.

            ACQUISITIONS OF EGG PRODUCTION AND PROCESSING FACILITIES

                                                                                   LAYERS         PURCHASE
FISCAL YEAR(1)                     SELLER                       LOCATION          ACQUIRED          PRICE
--------------    ----------------------------------------   ---------------   --------------    -----------
     1989         Egg City, Inc...........................   Arkansas               1,300,000    $ 6,716,000
     1990         Sunny Fresh Foods, Inc..................   (2)                    7,500,000     21,629,000
     1991         Sunnyside Eggs, Inc.....................   North Carolina         1,800,000      6,000,000
     1994         Wayne Detling Farms.....................   Ohio                   1,500,000     12,194,000
     1995         A&G Farms(3)............................   Kentucky               1,000,000      2,883,000
     1997         Sunbest Farms(4)........................   Arkansas                 600,000      1,302,000
                                                                                   ----------    -----------
                         Total..............................................       13,700,000    $50,724,000
                                                                                   ==========    ===========

---------------
(1) The Company's fiscal year ends on the Saturday closest to May 31.

(2) New Mexico, Kansas, Texas, Alabama, Oklahoma, Arkansas and North Carolina.

(3) In connection with the purchase, the Company leased substantially all facilities and certain equipment of the business under an operating lease with monthly rentals of $79,000. See "Business -- Growth Strategy."

(4) Acquired subsequent to quarter ended August 31, 1996.

    CONSTRUCTION OF EGG PRODUCTION, PULLET GROWING AND PROCESSING FACILITIES(1)

FISCAL YEAR                                                           LAYER       PULLET     APPROXIMATE
 COMPLETED                          LOCATION                        CAPACITY     CAPACITY       COST
-----------    --------------------------------------------------   ---------    --------    -----------
    1990       Mississippi.......................................   1,000,000     200,000    $10,000,000
    1992       Louisiana.........................................   1,000,000          --     10,000,000
    1992       Mississippi.......................................          --     500,000      3,500,000
    1994       Mississippi.......................................   1,000,000          --      9,200,000
    1996       Texas.............................................   1,000,000     250,000     14,000,000
                                                                    ---------    --------    -----------
                    Total........................................   4,000,000     950,000    $46,700,000
                                                                    =========    ========    ===========

---------------
(1) Does not include (i) current construction in Chase, Kansas, expected to be completed in fiscal 1999 at an estimated cost of approximately $16,000,000, adding approximately 1,000,000 layer and 250,000 pullet capacity, and a feed mill and grain storage; or (ii) proposed construction in Waelder, Texas, expected to commence in fiscal 1997, and to be completed in fiscal 2000 at an estimated cost of approximately $13,900,000, adding approximately 1,000,000 layer and 250,000 pullet capacity.


     As part of its strategy of increasing market share through the acquisition of production and processing facilities, the Company will consider the acquisition of egg producers owning one million or more layers. The Company believes that there are approximately 50 companies engaged in shell egg production in the United States that own one million or more layers, of which two own from 10 to 15 million layers, approximately five own from 5 to 10 million layers and approximately 40 own from 1 to 5 million layers, based on independently prepared industry statistics. In addition, the Company intends to consider the possible acquisition of facilities engaged in the manufacture and sale of egg products. The Company expects to continue to pursue its growth strategy and to use a portion of its net proceeds from this offering, promissory notes and common stock to acquire additional shell egg production and related facilities. However, it has no understandings or agreements in that regard at this time.



     The construction of new egg production and processing facilities has been, and will continue to be, an important component of the Company's growth strategy. Since the end of fiscal 1989, the Company has constructed four major egg production and processing facilities in Mississippi, Louisiana and Texas and a pullet growing facility in Mississippi, at a total cost of approximately $46.7 million, of which approximately $28.2 million was financed by bank and insurance company borrowings and $6.85 million was funded by industrial revenue bonds. The balance of the construction costs was met from the Company's working capital. These new facilities, each of which generally provides for the processing of approximately 300 cases of shell eggs per hour, have added a total capacity of approximately 4.0 million layers and 1.0 million pullets to the Company's total flock.


     The Company currently is constructing new egg production, processing and feed mill facilities in Chase, Kansas, which are expected to be completed in fiscal 1999 at an estimated cost of approximately $16 million, of which approximately $13.5 million is being financed through the issuance of industrial revenue bonds. The new facilities are expected to have a 1.0 million layer and 250,000 pullet capacity. In addition, the Company plans in late fiscal 1997 to commence the construction of a new in-line egg laying facility in Waelder, Texas, which is expected to be completed in fiscal 2000 at an estimated total cost of approximately $13.9 million, of which approximately $10.4 million is expected to be borrowed from an insurance company. The facility is expected to have a 1,000,000 layer and 250,000 pullet capacity. Although the Company has not made any decisions or entered into any understandings or agreements relating to the construction of additional shell egg production and processing or egg product manufacturing facilities, it plans to continue to periodically consider the construction of such facilities when consistent with market conditions and other economic factors.

     The increased use of in-line facilities has generated significant cost savings.The cost of eggs at these facilities was lower by 1.0cents, 1.5cents, 2.1cents, 2.3cents and 3.1cents per dozen in fiscal 1992, 1993, 1994, 1995 and 1996, respectively, than costs to the Company of eggs from non-in-line facilities. Also, due to less breakage, the Company produces a higher percentage of grade A eggs, which sell at higher prices, at these facilities. The percentage of the Company's total layers housed in in-line facilities increased from 25% in fiscal 1992 to 55% in fiscal 1996.

     The following table sets forth certain selected consolidated operating data for each of the Company's past eight fiscal years.

                                                    FISCAL YEAR ENDED
                                     ------------------------------------------------
                                     JUNE 3,      JUNE 2,       JUNE 1,       MAY 30,
                                      1989         1990          1991          1992
                                     -------      -------       -------       -------
SHELL EGG OPERATING PROFIT (LOSS):
    Profit (Loss) (cents per
      dozen):
         Feed Cost................     26.0cents    24.2cents      23.3cents    22.7cents
         Hen Amortization and
           Mortality..............      5.4          5.9           7.0           7.2
         Facilities and Other Farm
           Costs..................      7.6          7.9           8.5           8.5
                                     ------       ------        ------        ------
         Farm Egg Production
           Cost...................     39.0         38.0          38.8          38.4
         Purchases, Processing,
           Distribution, SG&A
           Cost...................     15.2         20.4          20.8          18.5
                                     ------       ------        ------        ------
         Total Cost...............     54.2         58.4          59.6          56.9
    Average Selling Price(1)......     57.8         70.0          66.2          56.3
                                     ------       ------        ------        ------
         Profit (Loss) (cents per
           dozen).................      3.6cents    11.6cents      6.6cents    (0.6)cents
                                     ======       ======        ======        ======

                                                    FISCAL YEAR ENDED
                                     -------------------------------------------------
                                     MAY 29,       JUNE 3,      JUNE 2,       JUNE 1,
                                      1993          1994          1995          1996
                                     -------       -------       -------       -------
SHELL EGG OPERATING PROFIT (LOSS):
    Profit (Loss) (cents per
      dozen):
         Feed Cost................     21.9cents     23.9cents     21.1cents     26.6cents
         Hen Amortization and
           Mortality..............      7.1           6.5           7.4           7.2
         Facilities and Other Farm
           Costs..................      8.7           8.5           8.9           8.9
                                     ------        ------        ------        ------
         Farm Egg Production
           Cost...................     37.7          38.9          37.4          42.7
         Purchases, Processing,
           Distribution, SG&A
           Cost...................     17.8          18.2          18.1          22.6
                                     ------        ------        ------        ------
         Total Cost...............     55.5          57.1          55.5          65.3
    Average Selling Price(1)......     57.4          57.7          52.8          68.4
                                     ------        ------        ------        ------
         Profit (Loss) (cents per
           dozen).................       1.9cents    (0.6)cents    (2.7)cents     3.1cents
                                     =======       ======        ======        ======

---------------
(1) Represents average selling price for all grades, including non-graded egg sales, breaking stock and undergrades.

     The following egg flow chart depicts the Company's production and marketing of shell eggs and egg products:

                                   Flow Chart

SHELL EGGS

  Production

     Shell eggs are produced on farms owned by the Company or by contract producers. The following table sets forth for each of the Company's last five fiscal years, the percentages of egg production attributable to the Company's own facilities and to contract producers.

                                                                       FISCAL YEAR ENDED
                                                      ---------------------------------------------------
                                                      MAY 20,    MAY 28,    MAY 30,    JUNE 3,    JUNE 1,
                                                       1992       1993       1994       1995       1996
                                                      -------    -------    -------    -------    -------
Percentage of Egg Production
---------------------------------------------------
     Company Facilities............................     46.5%      50.0%      56.4%      59.3%      60.5%
     Contract Producers............................     53.5%      50.0%      43.6%      40.7%      39.5%

     Under Cal-Maine's arrangements with its contract producers, the Company owns the entire flock, furnishes all feed and supplies, owns the shell eggs produced, and assumes all market risks. The contract producers own their facilities and are paid a fee based on production with incentives for performance.


     The Company may change the mix of its own versus contract egg production to mitigate the adverse effect of low egg market prices upon its operations. By reducing its use of contract producers during periods of low egg market prices, the Company incurs lower overall production costs. Also, the Company continuously seeks to make improvements in feed efficiency, egg production, molting programs and other operating practices.



     The commercial production of shell eggs requires a source of baby chicks to be used for laying flock replacement. The Company produces approximately 98% of its chicks in its own hatcheries and obtains the balance from commercial sources. Feed for the laying flocks is produced by Company-owned and operated mills located in Alabama, Arkansas, Louisiana, Missouri, Mississippi, New Mexico, North Carolina, Ohio, Oklahoma, South Carolina and Texas. All ingredients necessary for feed production are readily available in the open market and are purchased centrally from Jackson, Mississippi. Approximately 95% of the feed for Company-owned farms and contract producers is manufactured at feed mills owned and operated by the Company. Poultry feed is formulated using a computer model to determine the least-cost ration to meet the nutritional needs of the flocks. Although most feed ingredients are purchased on an as needed basis, from time-to-time, when deemed advantageous, the Company purchases ingredients in advance with a delayed delivery of several weeks.


     After the eggs are produced, they are cleaned, graded and packed. Substantially all of the Company-owned farms have modern "in-line" facilities that mechanically gather, clean, grade and package the eggs produced, thereby reducing the amount of labor needed and increasing efficiency. Eggs produced on farms owned by contractors are brought to the Company's processing plants where they are cleaned, graded and packed. Some eggs are sold unprocessed to other processors.

     In fiscal 1994, 1995 and 1996, the Company purchased approximately $8.0 million, $7.5 million and $9.9 million of shell eggs, respectively, from BCM Egg Company, a partnership of which the Company is a 50% owner.

     The shell egg production and processing industry has been characterized by a growing concentration of production in a decreasing number of shell egg producers. In 1995, 53 producers with one million or more layers owned 68.2% of the 246.7 million total U.S. layers, compared with the 56 producers with one million or more layers owning 63.6% of the 231.9 million total U.S. layers in 1990, and 61 producers with one million or more layers owning 56.2% of the 248.0 million total U.S. layers in 1985. The Company believes that a continuation of that concentration trend may result in the reduced cyclicality of shell egg prices, but no assurance can be given in that regard.

  Marketing

     Of the 384 million dozen shell eggs sold by the Company in the fiscal year ended June 1, 1996, approximately 93% were cleaned, graded and packed in the Company's processing facilities and sold by the Company, 5% were used by the Company in its manufacture of egg products, and 2% were sold direct from the Company's farms to other shell egg users.

     Sales of shell eggs primarily are made to national and regional supermarket chains that buy direct from the Company. During fiscal 1996, Cal-Maine's largest customer accounted for less than 10% of net sales, and the top 10 customers accounted for slightly more than 50% of net sales in the aggregate. The majority of eggs sold are merchandised on a daily or short-term basis. Most sales to established accounts are on open account with terms ranging from seven to 30 days. Although the Company has established a long-term relationship with many of its customers, such customers are free to acquire shell eggs from other sources.

     The Company sells its shell eggs at prices generally related to independently quoted wholesale market prices. The prices of its shell eggs reflect fluctuations in the quoted market, and the results of the Company's shell egg operations are materially affected by changes in market quotations. All major egg customers purchase eggs at significant discounts from quoted egg prices which serve as a reference point in selling price determinations. Egg prices reflect a number of economic conditions, such as the supply of eggs and the level of demand, which, in turn, are influenced by a number of factors that the Company cannot control. No representation can be made as to the future level of prices, which are subject to wide fluctuations.

     Shell eggs are perishable. Consequently, the Company maintains very low shell egg inventories, usually consisting of approximately four days of production. Retail sales of shell eggs are greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. Consequently, the Company generally experiences lower sales and net income in its first and fourth fiscal quarters ending in August and May, respectively.

     The decline in per capita consumption of shell eggs that occurred during the 1980's, which may be attributable to perceived health concerns relating to cholesterol content and lifestyle changes, appears to have abated, as annual per capita consumption has remained relatively level in the 1990's to date. The annual per capita consumption of shell eggs since 1990 has ranged from 234 to 239, averaging 236. While the Company believes that increased fast food restaurant consumption, reduced egg cholesterol levels and industry advertising campaigns may result in a continuance of, or possible increase in, current per capita egg consumption levels, no assurance can be given that per capita consumption will not decline in the future.

EGG PRODUCTS

     Egg products produced by the Company include liquid egg whites, liquid egg yolks, liquid whole eggs, salt yolk, sugar yolk, similar products sold in frozen form, and various forms of dried whole eggs, egg whites and yolks. The Company's production facility is located in Jackson, Mississippi. Sales are made primarily to national accounts which consist principally of manufacturers of baked goods, mayonnaise and confections. The Company manufactures and distributes egg products in liquid, frozen and dried forms and also processes egg products according to customer specifications for use in special baking and manufacturing applications. Egg products are sold on a direct basis to major institutional users or with the assistance of egg product brokers. Egg products accounted for approximately 6% of the Company's net sales in each of fiscal year 1996 and fiscal 1995, and 7.2% in fiscal 1994.

     Of the 23 million dozen of shell eggs used in the Company's egg product operations in the fiscal 1996, approximately 83% were produced by the Company's own and contract farms, and the balance was purchased by the Company from outside sources.

     Egg product sales are somewhat seasonal, with peak demands occurring prior to holiday seasons. The Company's plant is operated at its highest capacity during periods when egg prices are at their lowest. These periods normally do not coincide with the high demand periods for egg products. As a result, the Company's egg product inventories can be significant, requiring high working capital. The Company tends to build egg product inventories during periods of shell egg surpluses and reduce inventories when demand for shell eggs is stronger. Egg product inventories vary between two and four months of sales.

SPECIALTY EGGS

     The Company has developed the capability to produce specialty eggs such as Egg-land's Best(TM) and Farmhouse eggs.

     Egg-land's Best(TM) eggs are patented eggs that are believed by its developers, based on scientific studies, to cause no increase in serum cholesterol when eaten as part of a low fat diet. Cal-Maine produces and processes Egg-land's Best(TM) eggs, under license from Egg-land's Best, Inc. ("EB"), at its existing facilities, under EB guidelines that require the use of a proprietary vegetarian feed supplement, adherence to quality control standards and use of approved packaging materials. The Company believes it is EB's largest franchisee. The product is marketed to the Company's established base of customers at prices that reflect a premium over ordinary shell eggs. Although Egg-land's Best(TM) eggs accounted for less than 1% of the Company's net sales in fiscal 1996, Cal-Maine believes that the product offers an important opportunity for enhanced future operating results from additional sales in a market that tends to avoid ordinary shell eggs.

     "Farmhouse" brand eggs are currently produced and processed at Company facilities located in Kansas, New Mexico, North Carolina and Texas. The hens that produce these eggs are not caged, and are provided with a diet of natural grains and drinking water that is free of hormones or other chemical additives. Although Farmhouse eggs account for only a small part of net sales at this time, they meet the demands of consumers who are sensitive to environmental and animal welfare issues. The Company is committed to continuing production of Farmhouse eggs, and believes that the United States market will grow in the future.

LIVESTOCK

     The Company's livestock operations currently consist of the operation of a 1,440 head dairy facility, from which milk sales are made to a major milk processor. Milk and cattle sales were approximately 2% of the Company's net sales in fiscal 1996.

COMPETITION

     The production, processing and distribution of shell eggs is an intensely competitive business which, traditionally, has attracted large numbers of producers. Competition is generally based on price, service and quality of production. Although the Company is the largest combined producer, processor and distributor of shell eggs in the United States, it does not occupy a controlling market position in any area where its eggs are sold. The Company competes with approximately 50 other manufacturers of egg products. Competition is not limited by geographic boundaries and is predicated primarily on quality, price, product availability and terms of sale.

PROPERTIES AND FACILITIES

     The Company owns or leases farms, processing plants, hatcheries, feed mills, warehouses, offices and other property located in Alabama, Arkansas, Kansas, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, North Carolina, Ohio, Oklahoma, South Carolina and Texas, as follows: two breeding facilities, two hatcheries, 14 feed mills, 10 production facilities, 13 pullet growing facilities, 19 processing and packing facilities, two wholesale distribution facilities, one egg products plant and a dairy farm. Most of the Company's property is owned and encumbered. See Notes 5, 6 and 7 of the Notes to Consolidated Financial Statements of the Company.

     The Company operates 175 over-the-road tractors and 271 trailers, of which 91 and 186 are owned, respectively, and the balance are leased.

     At June 1, 1996, the Company owned approximately 12,070 acres of land and owned facilities to:

                      OPERATION                CAPACITY
          ---------------------------------   ----------
          Hatch............................   13,000,000   -   pullet chicks per year
          Grow (1).........................    5,240,000   -   pullets per year
          House (2)........................    9,200,000   -   hens
          Produce..........................          547   -   tons of feed per hour
          Process (3)......................        4,780   -   cases of eggs per hour
          Break (3)........................          500   -   cases of eggs per hour
          Dry (4)..........................        5,500   -   lbs. per hour liquid whites
                                                   5,570   -   lbs. per hour liquid whole eggs
                                                   5,570   -   lbs. per hour liquid yolk

---------------
(1) The Company uses contract growers for the production of an additional 4.0 million pullets.


(2) The Company controls approximately 15.2 million layers, of which 6.0 million are cared for by contract producers.


(3) One case equals 30 dozen eggs.

(4) One case of large eggs yields approximately 40 lbs. of liquid egg and approximately 10 lbs. of dried egg.

     Over the past five fiscal years, Cal-Maine's capital expenditures have been approximately $88 million, including the acquisition of the operations of other businesses. The Company's facilities currently are maintained in good operable condition and are insured to an extent the Company deems adequate.

GOVERNMENT REGULATION

     The Company is subject to federal and state regulations relating to grading, quality control, labeling, sanitary control and waste disposal. As a fully-integrated egg producer, the Company's shell egg facilities are subject to USDA and FDA regulation. The Company's shell egg facilities are subject to periodic USDA inspections, and its egg products plant is subject to continuous on-site USDA inspection. Cal-Maine maintains its own inspection program to assure compliance with the Company's own standards and customer specifications.

     Cal-Maine is subject to federal and state environmental laws and regulations and has all necessary permits. The construction of new facilities requires compliance with environmental laws and regulations, including the receipt of permits, that could cause schedule delays, although the Company has not experienced any significant delays in the past.

EMPLOYEES


     As of December 1, 1996, the Company had a total of approximately 1,585 employees of whom 1,425 worked in egg production, processing and marketing, 70 were engaged in feed mill operations, 50 in dairy activities, and 40 were administrative employees, including officers, at the Company's executive offices. About one-fourth of the Company's personnel is part-time. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

               NAME                   AGE                         POSITION
-----------------------------------   ---    --------------------------------------------------
Fred R. Adams, Jr.(1)(3)...........   64     Chairman of the Board of Directors and Chief
                                             Executive Officer
Richard K. Looper(1)...............   69     President, Chief Operating Officer and Director
Bobby J. Raines(1)(2)..............   64     Vice President, Chief Financial Officer,
                                             Treasurer, Secretary and Director
Adolphus B. Baker..................   39     Vice President and Director of Marketing and
                                             Director
Jack B. Self.......................   66     Vice President/Operations and Production and
                                             Director
Joe M. Wyatt.......................   57     Vice President/Feed Mill Division and Director
Charles F. Collins.................   52     Vice President, Controller and Director
W.D. (Jack) Cox(2)(3)..............   71     Director
R. Faser Triplett, M.D.(2)(3)......   63     Director

---------------
(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

     Fred R. Adams, Jr. has served as the Chief Executive Officer and director of the Company since its formation in 1969 and as the Chairman of its Board of Directors since 1982. He is a director and past chairman of National Egg Company, United Egg Producers, Mississippi Poultry Association, U.S. Egg Marketers, Inc., and Egg Clearinghouse, Inc. Mr. Adams is the father-in-law of Mr. Baker.

     Richard K. Looper has served as the President and Chief Operating Officer of the Company since 1983. Previously, he had served as Executive Vice President of the Company since 1982 and was originally employed by the Company in 1974. Mr. Looper is a past chairman of the American Egg Board and U.S. Egg Marketers, Inc. He has served as a director of the Company since 1982.

     Bobby J. Raines has served as Vice President, Chief Financial Officer, Treasurer and Secretary of the Company since 1972. Previously, he had handled various operational responsibilities and has been employed by the Company since its formation in 1969. He has served as a director of the Company since 1982.

     Adolphus B. Baker has been Vice President and Director of Marketing of the Company since 1988. Previously, he had served as Assistant to the President since 1987 and has been employed by the Company since 1986. Mr. Baker is a member of the American Egg Board, chairman of Mississippi Poultry Association, and is a past chairman of Egg Clearinghouse, Inc. He has been a director of the Company since 1991. Mr. Baker is Mr. Adams' son-in-law.

     Jack B. Self has been Vice President/Operations and Production since the Company's formation in 1969. He has served as a director of the Company since 1983.

     Joe M. Wyatt has been Vice President/Feed Mill Division since 1977 and has been employed by the Company since its formation in 1969. He has served as a director of the Company since 1983.

     Charles F. Collins has served as Vice President and Controller of the Company since 1978. He has served as a director of the Company since 1983. He has been employed by the Company since 1969.

     W.D. (Jack) Cox has served as a director of the Company since September 1996. Mr. Cox has been a consultant to various food companies and a major farm implement company since October 1990. Prior thereto, he served as Vice President for vegetable oil procurement at Kraft, Inc. ("Kraft"), and was a consultant to offshore and Canadian locations of Kraft's facilities. In the early 1980s, Mr. Cox was Vice President for commodities and ingredients of Nabisco Brands, Inc. From 1970 to 1972 Mr. Cox was employed by the Company as Vice President for egg products.

     R. Faser Triplett, M.D., has served as a director of the Company since September 1996. Dr. Triplett is a practicing physician and a Clinical Assistant Professor at the University of Mississippi School of Medicine. He is the majority owner of Avanti Travel, Inc. and a director of Mobile
Telecommunications Technologies Corp.


     The Executive Committee may exercise all of the powers of the full Board of Directors, except for certain major actions, such as the adoption of any agreement of merger or consolidation, the recommendation to stockholders of any disposition of substantially all of the Company's assets or a dissolution of the Company, and the declaration of a dividend or authorization of an issuance of stock. The Executive Committee acts on matters, within the scope of its authority, between meetings of the full Board. The Company's Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and administers the issuance of stock options to the Company's officers, employees and directors. The Audit Committee meets with management and the Company's independent auditors to determine the adequacy of internal controls and other financial reporting matters.


EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the fiscal year ended June 1, 1996 by (i) the Company's chief executive officer and (ii) the Company's four other most highly compensated executive officers who were serving as executive officers at the end of that year.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                     AWARDS
                                                                  ------------
                                              FISCAL 1996          SHARES OF
                                          ANNUAL COMPENSATION     COMMON STOCK
                                          --------------------     UNDERLYING      LTIP         ALL OTHER
     NAME AND PRINCIPAL POSITIONS          SALARY     BONUS(1)      OPTIONS       PAYOUTS    COMPENSATION(2)
---------------------------------------   --------    --------    ------------    -------    ---------------
Fred R. Adams, Jr. -- Chairman of the
  Board and Chief Executive Officer....   $336,910    $250,000          None         None        $83,797
Richard K. Looper -- President and
  Chief Operating Officer..............    129,903     150,000       120,000      $50,000(3)       1,246
Bobby J. Raines -- Vice President,
  Chief Financial Officer, Treasurer
  and Secretary........................    115,577      91,000        96,000          (4)            977
Jack B. Self -- Vice
  President/Operations and
  Production...........................     82,500      37,250        48,000          (4)          1,102
Joe M. Wyatt -- Vice President/Feed
  Mill Divisions.......................     78,896      27,250        48,000          (4)            730

---------------
(1) Bonuses are determined annually by the Board of Directors on a discretionary basis based on the results of the Company's operations and the Board's evaluation of the executive officer's contribution to such performance.
(2) The amounts shown represent premiums paid under separate life insurance policies purchased by the Company for each person named in the table. The policy on Mr. Adams' life is owned by an Adams family intervivos trust, and the beneficiaries are Mr. Adams' four daughters and their descendants. Messrs. Looper, Raines, Self and Wyatt are the owners of their respective policies, and members of their families are the beneficiaries. The Company is not a beneficiary under any of such policies and will not receive any portion of the proceeds paid thereunder upon the death of any of the insureds.
(3) Pursuant to Mr. Looper's incentive compensation agreement with the Company. See "Long Term Incentive Plans," below.
(4) Amount earned but payable in the future pursuant to long term incentive plans not included. See "Long Term Incentive Plans," below.

EMPLOYEE STOCK OWNERSHIP PLAN

     The Company maintains a payroll-based Employee Stock Ownership Plan (the "ESOP"). Pursuant to the ESOP, originally established in 1976, substantially all persons employed at January 1, 1994, as well as substantially all new full-time employees over age 21 with one or more years of service, participate. The ESOP is administered by an Administrative Committee including Messrs. Raines, Looper and Collins, directors of the Company. Its assets, which are managed by a trustee designated by the Board, consist primarily of Common Stock of the Company. Contributions by the Company may be made in cash or shares of Common Stock, as determined by the Board of Directors. Employee contributions are not permitted. Company contributions generally may not exceed 15% of the aggregate annual compensation of participating employees. Contributions are allocated to the accounts of participating employees in the proportion which each employee's compensation for the year bears to the total compensation (up to $150,000 per employee) of all participating employees. Company contributions vest 20% annually beginning with the participating employee's third year of service.

     Shares of Common Stock held in an employee's account are voted by the ESOP trustee in accordance with the employee's instructions. An employee or his or her beneficiary is entitled to distribution of the balance of his or her account upon termination of employment. The Company's contributions to the ESOP amounted to approximately $911,000 in fiscal 1994, $808,000 in fiscal 1995 and $992,000 in fiscal 1996. At June 1, 1996, 4,054,800 shares of Common Stock were held by and allocated to employee accounts maintained under the ESOP. For the fiscal year ended June 1, 1996, the Company's contributions to the ESOP on behalf of each of the executive officers named in the Summary Compensation Table were:
Fred R. Adams, Jr. -- $8,523, Richard K. Looper -- $8,263, Bobby J.
Raines -- $9,135, Jack B. Self -- $5,292 and Joe M. Wyatt -- $4,757.

1993 STOCK OPTION PLAN

     Pursuant to the Company's 1993 Stock Option Plan, which was adopted on May 25, 1993 and amended on September 23, 1996, with stockholder approval, (the "1993 Plan") a total of 800,000 shares of Common Stock are reserved for issuance upon the exercise of options that may be granted to directors, officers and key employees of the Company. Options are awarded by the Board of Directors of the Company.

     The 1993 Plan is designed to obtain for the Company and its shareholders the benefits resulting from equity ownership in Cal-Maine by directors, officers and key employees. The Company believes that the 1993 Plan will aid in attracting and retaining competent persons through the opportunity to acquire a proprietary interest in Cal-Maine. Options granted under the 1993 Plan may be either incentive stock options ("ISOs") that satisfy the requirements of Section 422 of the Code or nonstatutory options ("NSOs") which are not intended to satisfy such requirements.

     The exercise price per share under any option granted under the 1993 Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant, or in the case of ISOs, less than 110% of such fair market value if the option is granted to a person who holds 10% or more of the voting power of the Capital Stock. Fair market value will be as determined by the Board of Directors in good faith. The aggregate fair market value of the Common Stock subject to an ISO, as determined upon a grant, which is exercisable by an optionee for the first time during any calendar year cannot exceed $100,000. The number and kind of shares subject to an option, and the option exercises price, may be adjusted in certain circumstances to prevent dilution. The method of payment of an option exercise price will be as determined by the Board of Directors and set forth in the individual stock option agreement.

     No options may be granted under the 1993 Plan more than ten years after the date of its adoption, and no option may exercised more than 10 years after the date of its grant, or in the case of an ISO, more than five years after the date of grant if granted to a person holding more than 10% of the voting power of the Common Stock. The term or times at which an option may be exercised and any conditions or restrictions relating thereto will be as determined by the Board of Directors and set forth in the individual stock option agreement. If for any reason other than death, an optionee ceases to be an employee or director of the Company, any unexercised portion of the option as of the date of termination of employment or director service may be exercised for 90 days thereafter. Upon the death of an optionee while employed by the Company or serving on its Board, his or her legal representative or a legatee may, within six months after the death, exercise any unexercised portion of the option as of the time of the optionee's death. Options are not transferable or assignable otherwise than by will or the laws of descent and distribution, and during his or her lifetime may only be exercised by the optionee.

     The presently outstanding options granted under the 1993 Plan are exercisable on a cumulative basis over a period of six years from the date of grant at the rate of 20% per year beginning twelve months after the date of grant. The shares issued upon any exercise of an option will be deemed to be "restricted securities" until the Company registers such shares under the 1933 Act.


     Pursuant to the 1993 Plan, options have been granted and are outstanding for the purchase of 504,000 shares of Common Stock at an exercise price of $3.42 per share and for the purchase of 24,000 shares of Common Stock at an exercise price of $4.33 per share. None of the options granted by the Company to date have been exercised. Options to purchase Common Stock at a price of $3.42 per share were granted on August 2, 1993 to the following executive officers of the
Company: Richard K. Looper -- 120,000 shares; Bobby J. Raines -- 96,000 shares; Adolphus B. Baker, Jack B. Self, Joe M. Wyatt, and Charles F. Collins -- 48,000 shares each; and options to purchase 12,000 shares each of Common Stock at a price of $4.33 per share were granted on October 15, 1996 to W. D. (Jack) Cox and R. Faser Triplett, directors of the Company. All options expire ten years after grant.


SAVINGS AND RETIREMENT PLAN

     Since 1985, the Company has maintained a defined contribution savings and retirement plan (the "Retirement Plan"), which is designed to qualify under Sections 401(a) and 401(k) of the Code. An employee is eligible to participate in the Retirement Plan on or after having attained age 21 and after one year of service. The Retirement Plan is administered by the Company and permits covered employees to contribute up to 10% of their annual compensation, up to a maximum of $9,500 per year, as adjusted for inflation, through salary reduction on a pre-tax basis in accordance with the Code. Highly compensated employees may be subject to further limitations on the amount of their maximum contribution. The Company may make discretionary contributions matching each employee's pre-tax contributions. The Retirement Plan is intended to comply with the Employee Retirement Income Security Act of 1974, as amended.

     Participating employees are at all times 100% vested in their account balances under the Retirement Plan. Benefits are paid at the time of a participant's death, retirement, disability, termination of employment, and, under limited circumstances, may be withdrawn prior to the employee's termination of service. Contributions are not taxable to employees until such funds are distributed to them.

LONG TERM INCENTIVE PLANS

     The Company has entered into certain incentive compensation continuation agreements (the "Agreements") with Richard K. Looper, Bobby J. Raines, Jack B. Self and Joe M. Wyatt. Pursuant to the Agreements, each such executive officer may earn up to ten years of compensation payments if he remains with the Company until age 65. If the officer's employment ends before his 65th birthday, he would be entitled to fewer years of incentive compensation payments, depending on the length of time served as an officer. The incentive compensation payments are made monthly, beginning immediately after the officer's 65th birthday, at the annual rate of $50,000 per year for Messrs. Looper and Raines, and $20,000 per year for Messrs. Self and Wyatt. Further, the Agreement with Mr. Self was amended, effective September 2, 1994, so that for each subsequent year, after age 65, Mr. Self serves as an officer of the Company, he is entitled to receive one additional year of incentive compensation payable at the annual rate of $20,000 per year. The Agreements provide that once payments begin or have been earned, any remaining payments will continue to be made to the officer's estate after his death.

     Messrs. Looper and Raines have each earned 10 years of incentive compensation payments under the Agreements, and Mr. Self has earned 12 years of such payments. Mr. Looper began receiving his payments on December 1, 1991, while Mr. Raines' payments will not begin until after his 65th birthday. Mr. Self's payments will not begin until he retires. Mr. Wyatt has earned six years of incentive compensation payments, and will become entitled to four additional years if he continues to serve as an employee of the Company until August 4, 2004.

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                                             ESTIMATED FUTURE
           NAME                PERIOD WHEN PAYOUT BEGINS     ANNUAL PAYMENTS
---------------------------    -------------------------     ----------------
Bobby J. Raines............      November 1, 2005                $50,000
Jack B. Self...............             (1)                      $20,000
Joe M. Wyatt...............      September 1, 2008               $20,000

---------------
(1) At a future date not presently determinable.

     Pursuant to the Agreement with Mr. Raines, for each of 10 consecutive approximately 14-month periods (or any portion thereof) ending November 1, 1997 that Mr. Raines is employed by the Company, he is entitled to receive, starting at age 65, one year of incentive compensation payable at the annual rate of $50,000 per year. Mr. Raines served a portion of the ninth such period during the fiscal year ended June 1, 1996, and, accordingly, is entitled to an additional year of incentive compensation payable beginning November 1, 2005, at the annual rate of $50,000 per year.

     Under the Agreement, as amended, with Mr. Self, for each 12-month period ending August 31 that Mr. Self serves as an employee of the Company, he is entitled to receive one additional year of incentive compensation payable at the annual rate of $20,000 per year. For his service as an employee of the Company for the 12-month period ended August 31, 1995, Mr. Self is entitled to an additional year of incentive compensation payable beginning the eleventh year after his retirement.

     Mr. Wyatt's Agreement provides that for each of 10 consecutive approximately 19-month periods (or any portion thereof) ending August 4, 2004 that Mr. Wyatt is employed by the Company, he is entitled to receive, starting at age 65, one year of incentive compensation payable at the annual rate of $20,000 per year. Mr. Wyatt served a portion of the fifth such period during the fiscal year ended June 1, 1996, and, accordingly, is entitled to an additional year of incentive compensation payable beginning September 1, 2008, at the annual rate of $20,000 per year.

DIRECTOR COMPENSATION

     The Company's non-employee directors are each entitled to receive $10,000 annually as compensation for their services as a director and may be granted options to purchase Common Stock under the 1993 Plan. They also may be compensated for any services performed in addition to their normal duties as a director of the Company. Employee-directors receive no additional compensation for their services as directors of the Company.

                              CERTAIN TRANSACTIONS


     Fred R. Adams, Jr., Chairman of the Board and Chief Executive Officer of the Company, is indebted to the Company in the amount of $1,694,444 under a non-interest bearing demand note receivable. Mr. Adams will use an equal amount of the proceeds from his sale of Common Stock in this offering to pay his note in full. The highest balance of the note was $1,769,000, in May 1986, and no advances to Mr. Adams have been made since that time. Approximately $710,000 of the borrowing was used by Mr. Adams to purchase shares of the Company's former convertible preferred stock from an unaffiliated seller. The shares were converted into common stock of the Company by Mr. Adams in fiscal 1990. The balance of the loan proceeds were used by Mr. Adams for personal purposes.


     Between September 1993 and September 1996, the Company and the ESOP have repurchased, for cash, shares of Cal-Maine capital stock owned by Fred R. Adams, Jr., and members of his family and his spouse's family, in the following aggregate amounts: Fred R. Adams, Jr. -- 456,000 shares for $1,656,890; Jean Adams (Mr. Adams' spouse) -- 175,200 shares for $598,850; Mr. Adams children and their spouses -- 82,800 shares for $299,688; and, Mrs. Adams' children and their spouses -- 24,000 shares for $83,030. All of such repurchases were made at prices approximating book value, as determined by an unaffiliated, independent business appraiser.


     In 1994, Mr. Adams, to satisfy certain personal obligations, as a guarantor, executed and delivered to a bank a Promissory Note (the "Note") in the principal amount of $720,064.41 and pledged 194,400 shares (subsequently reduced to 127,200 shares as discussed below) of Common Stock of the Company owned by him (the "Collateralized Shares") to secure his obligation under the Note. The Company, in a Redemption Agreement with Mr. Adams executed March 7, 1994 (the "Agreement"), agreed to repurchase the Collateralized Shares from the bank, at a purchase price equal to the book value thereof, in the event of a default under the Note, based on the determination of the Board of Directors that it would be in the best interest of the Company for the Collateralized Shares to be acquired, if necessary, by the Company rather than by an unrelated party. There has been no default under the Note. Pursuant to the Agreement, the bank had the right to require the Company to repurchase a portion of the Collateralized Shares if shares of Common Stock of the Company (other than the Collateralized Shares) were sold by Mr. Adams other than to members of his family in an amount in excess of $500,000 in any year. Mr. Adams advised the bank in September 1996 of his intention to sell 800,000 shares of Common Stock owned by him in the public offering to which this Prospectus relates. The bank has agreed that in consideration of Mr. Adams paying the bank approximately $65,000, the bank will waive its right to cause the Company to purchase a portion of the Collateralized Shares. The bank's waiver is limited to the repurchase right which would result from Mr. Adams's sale of Common Stock in the public offering. The bank has not waived any future right of repurchase under the Agreement. At October 4, 1996, the principal amount of the Note had been reduced to $454,326 and the amount of Collateralized Shares securing Mr. Adams' obligation thereunder had been reduced to 127,200 shares.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of the Company's outstanding Common Stock as of December 1, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person known to the Company to beneficially own more than 5% of Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group.



                                       SHARES OWNED PRIOR TO THE                          SHARES OWNED AFTER THE OFFERING(1)(2)
                                              OFFERING(1)                                ----------------------------------------
                                  -----------------------------------                          COMMON STOCK
                                      COMMON STOCK                                       -------------------------
                                  --------------------    PERCENT OF    SHARES OFFERED       NUMBER                   PERCENT OF
                                  NUMBER OF   PERCENT    TOTAL VOTING     BY SELLING           OF         PERCENT    TOTAL VOTING
     NAME OF STOCKHOLDER(3)        SHARES     OF CLASS     POWER(4)      STOCKHOLDER         SHARES       OF CLASS   POWER(2)(4)
--------------------------------  ---------   --------   ------------   --------------   --------------   --------   ------------
Fred R. Adams, Jr.(5)...........  6,456,936(5)(6) 62.6%      82.7%       800,000            5,656,936(6)     47.1%       73.5%
Cal-Maine Foods, Inc. Employee
  Stock Ownership Plan..........  4,054,800       39.3       18.2                           4,054,800        33.8        16.9
Richard K. Looper...............    328,696(7)     3.2        1.2                             328,696(7)      2.7         1.1
Bobby J. Raines.................    296,830(8)     2.9        1.1                             296,830(8)      2.5         1.0
Adolphus B. Baker...............    242,426(9)     2.3        1.0                             242,426(9)      2.0          *
Jack B. Self....................    168,576(10)    1.6         *                              168,576(10)     1.4          *
Joe M. Wyatt....................    168,234(11)    1.6         *                              168,234(11)     1.4          *
Charles F. Collins..............     93,213(12)     *          *                               93,213(12)      *           *
W.D. (Jack) Cox.................         --         *          *                                  --           *           *
R. Faser Triplett...............         --         *          *                                  --           *           *
All directors and executive
  officers as a group (nine
  persons)(13)..................  7,754,731       73.5%      87.5%                          6,955,731        56.8%       78.0%

---------------
  * Less than 1%.

 (1) The information as to beneficial ownership is based on information known to the Company or statements furnished to the Company by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of a security). For purposes of this table, a person is deemed as of any date to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date, such as under the 1993 Plan. See note (5), below, in this connection.

 (2) Gives effect to the assumed issuance of shares by the Company of Common Stock in this offering, but not to the exercise of the Underwriters' over-allotment option. If the Underwriter's over-allotment option is exercised, 375,000 additional shares of Common Stock will be sold by the Company.

 (3) The address of each person, except Jack Cox and R. Faser Triplett, is Cal-Maine Foods, Inc., 3320 Woodrow Wilson Drive, Jackson, Mississippi 39207. The address of Mr. Cox is 1161 Oak River Road, Memphis, Tennessee 38120, and of Dr. Triplett is 3691 Old Canton Road, Jackson, Mississippi 39216.

 (4) Percent of total voting power is based on the total votes to which the Common Stock and Class A Common Stock are entitled. Mr. Adams beneficially owns 100% of the Class A Common Stock.

 (5) Mr. Adams is the Selling Shareholder in the offering being made by this Prospectus. The number of shares shown in the table include 817,200 shares of Common Stock owned by his spouse and other members of his family as to which Mr. Adams disclaims any beneficial ownership and 127,200 shares pledged to a bank to secure the promissory note obligation described under "Certain Transactions" and 660,000 shares to secure other bank borrowings. The Class A Common Stock, which is 100% owned by Mr. Adams, is convertible on a shares-for-share basis into shares of Common Stock, but such Class A shares are not included in the table, except as indicated in note (4) above.

 (6) Includes 284,136 shares accumulated under the ESOP.

 (7) Includes 255,496 shares accumulated under the ESOP, and 72,000 shares subject to stock options exercisable within 60 days.

 (8) Includes 238,030 shares accumulated under the ESOP, and 57,600 shares subject to stock options exercisable within 60 days.

 (9) Includes 28,800 shares subject to stock options exercisable within 60 days, and 62,400 shares owned by Mr. Baker's spouse separately and as custodian for their children as to which Mr. Baker disclaims any beneficial ownership. Such 62,400 shares are also included in the 817,200 shares referred to in note (5), above. Also includes 22,426 shares accumulated under the ESOP.

(10) Includes 134,976 shares accumulated under the ESOP, and 28,800 shares subject to stock options exercisable within 60 days.

(11) Includes 138,234 shares accumulated under the ESOP, and 28,800 shares subject to stock options exercisable within 60 days.

(12) Includes 64,413 shares accumulated under the ESOP, and 28,800 shares subject to stock options exercisable within 60 days.

(13) Includes shares as to which Messrs. Adams and Baker disclaims any beneficial ownership. See notes (5) and (9), above.

     The shares of Common Stock accumulated in the ESOP, as indicated in notes
(6) through (12) above, also are included in the 4,054,800 shares as shown in the table as owned by the ESOP.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 1,200,000 shares of Class A Common Stock, par value $0.01 per share, of which 10,306,800 and 1,200,000 shares, respectively, were issued and outstanding at December 1, 1996. Upon completion of this offering, there will be outstanding 12,006,800 shares of Common Stock (12,381,800 shares if the Underwriters' over-allotment option is exercised) and 1,200,000 shares of Class A Common Stock.


     Dividends. Holders of shares of Capital Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of any class of Capital Stock, however, unless simultaneously the equivalent dividend is declared or paid on each share of the other class of Capital Stock. However, any cash dividend payable upon a share of Class A Common Stock shall be in an amount equal to 95% of any cash dividend payable on a share of Common Stock. In the case of any stock dividend, holders of Common Stock are entitled to receive the same percentage dividend (payable only in shares of Common Stock) as the holders of Class A Common Stock receive (payable only in shares of Class A Common Stock). See "Dividend Policy" as to certain dividend restrictions under the Company's line of credit and loan agreements.

     Voting Rights. Holders of shares of Capital Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. Holders of Capital Stock have the right of cumulative voting in the election of directors. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of Capital Stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of Capital Stock. See "Other Provisions," below.

     Liquidation Rights. Upon liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably with the holders of Class A Common Stock in all assets available for distribution after payment in full of creditors.

     Ownership of Class A Stock. The Class A Common Stock may only be issued to Fred R. Adams, Jr., and members of his immediate family, including his spouse, his natural children, his sons-in-law and his grandchildren. In the event any share of Class A Common Stock, by operation of law or otherwise is, or shall be deemed to be owned by any person other than Mr. Adams or a member of his immediate family, the voting power of such stock will be reduced from ten votes per share to one vote per share. Also, shares of Class A Common Stock shall be automatically converted into Common Stock on a share per share basis in the event the beneficial or record ownership of any such share of Class A Common Stock is transferred, by any means, to any person other than Mr. Adams or a member of his immediate family.

     Other Provisions. Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights. The shares of Capital Stock presently outstanding are, and the shares of Common Stock offered hereby will be, upon issuance, validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, the consideration to be received per share by holders of Common Stock must be identical to that received by holders of Class A Common Stock, except that if any such transaction in which shares of Capital Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of Capital Stock. No class of Capital Stock may be combined or subdivided unless the other classes of Capital Stock are combined or subdivided in the same proportion.

TRANSFER AGENT

     SunTrust Bank, Atlanta, of Atlanta, Georgia, will be the Transfer Agent and Registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been a market for the Common Stock. All of the outstanding shares of Class A Common Stock are owned by Fred R. Adams, Jr., who does not plan to sell any of such shares.

     Upon completion of this offering, there will be outstanding 12,006,800 shares of Common Stock (12,381,800 shares assuming exercise of the Underwriters' over-allotment option). Of these shares, the 2,500,000 sold in this offering will be freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Securities Act.

     The remaining 9,506,800 shares of Common Stock outstanding upon completion of this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act, were issued and sold by the Company in private transactions more than three years ago and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. (The provisions of Rule 144 are summarized below.) Of such outstanding shares, a total of 5,381,200 shares will be beneficially owned by Fred R. Adams, members of his family and other directors and executive officers deemed to be affiliates of the Company (excluding a total of 1,137,711 shares accumulated under the ESOP for their benefit); 4,054,800 shares will be owned by the ESOP; and the balance of 70,800 shares will be owned by other persons not deemed to be affiliates of the Company.


     Mr. Adams, the ESOP and the Company's directors and executive officers, who upon completion of this offering will beneficially own an aggregate of 9,436,000 outstanding shares, have entered into lock-up agreements with the Underwriters providing that they will not sell any shares of Common Stock owned by them, without the prior written consent of the Representative, for a period of 90 days after the effective date of the Registration Statement of which the Prospectus is a part. Therefore, upon completion of this offering, 70,800 shares of Common Stock will become eligible for resale in the public market without restriction pursuant to Rule 144(k) as discussed below, and beginning 90 days after the date of this Prospectus, 9,436,000 shares will become eligible for resale in the public market, subject to the volume limitations of Rule 144 described below. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.


     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least two years, including the holding period of any securities which are converted into the Restricted Shares and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the NASDAQ National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     The Company intends to file a registration statement under the Securities Act covering the 800,000 shares of Common Stock issuable under the Company's 1993 Plan. See "Management -- Stock Option Plan." Such registration statement will automatically become effective upon filing and, accordingly, shares registered under such registration statement will be available for sale in the open market, subject to vesting restrictions.

                                  UNDERWRITING

     The Underwriters named below, acting through Paulson Investment Company, Inc., the Representative, have agreed, severally and not jointly, subject to the terms and conditions contained in the Underwriting Agreement, to purchase the Common Stock offered by this Prospectus from the Company and the Selling Shareholder in the amounts set forth below:

                                 UNDERWRITER                                    NUMBER OF SHARES
-----------------------------------------------------------------------------   ----------------
Paulson Investment Company, Inc. ............................................

                                                                                    ---------
Total........................................................................       2,500,000
                                                                                    =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of the Common Stock offered by this Prospectus if any shares are purchased. The Company and the Selling Stockholder have been advised that the Underwriters propose to offer the Common Stock to the public initially at the offering price shown on the cover page of this Prospectus and to selected dealers, including Underwriters, at that price less a concession to be determined by the Representative. After the initial public offering of the Common Stock, the public offering price and other offering terms may be changed.

     The Company has granted the Underwriters an option, exercisable by the Representative during the 30-day period after the date of this Prospectus, to purchase up to 375,000 additional shares on the same terms as the Common Stock being purchased by the Underwriters from the Company. The Representative may exercise this option only to cover over-allotments in the sale of the Common Stock.

     The Underwriters will purchase the Common Stock (including the shares subject to the Underwriters' over-allotment option) offered hereby at a discount
equal to        % of the public offering price, or $       per share.

     The Representative will also receive at the Closing a non-accountable expense allowance equal to 2% of the aggregate initial public offering price of the Common Stock sold in the offering.

     The Company has agreed to issue to the Representative warrants (the "Representative's Warrants") to purchase up to 250,000 shares of Common Stock. The Representative's Warrants are exercisable for a period of four years
beginning one year from the date of this Prospectus at a price of $       per
share and are nontransferable except (i) to any of the Underwriters or to individuals who are either an officer or a partner of an Underwriter or (ii) by will or the laws of descent and distribution. The holders of the Representative's

Warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profits realized by the Representative on the sale of the Common Stock issuable on exercise of the Representatives' Warrants may be deemed to be additional underwriting compensation.

     The shares of Common Stock underlying the Representative's Warrants are being registered on the Registration Statement of which this Prospectus is a part. The Company has agreed to maintain an effective registration statement with respect to such shares to permit their resale at all times during the period in which the Representative's Warrants are exercisable. The sale of the shares issuable upon exercise of the Representative's Warrants could dilute the interests of the other holders of Common Stock and the existence of the Representative's Warrants may make the raising of additional capital by the Company more difficult. At any time at which exercise of the Representative's Warrants might be expected, it is likely that the Company could raise additional capital on terms more favorable than the terms of the Representative's Warrants.

     All officers, directors and 5% stockholders of the Company have agreed not to sell any Common Stock of the Company owned by such person, pursuant to Rule 144 under the Securities Act or otherwise, and the Company has agreed not to sell any Common Stock (other than shares issuable upon the exercise of options under the 1993 plan), without the prior written consent of the Representative, for a period of 90 days after the date of this Prospectus.

     In addition, the Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute in certain events to any liabilities incurred by the Underwriters in connection with the sale of the Common Stock.


     Rabo Securities N.V., one of the Underwriters named in the table above, is an affiliate of Cooperative Centrale Raiffeisen -- Boerenleenbank B.A. ("Rabobank Nederland") and will participate in the European distribution of the Common Stock being offered. Rabobank Nederland is the lead bank under the Company's $35,000,000 line of credit with three banks, none of which is currently used. The Company is indebted to Rabobank Nederland under two notes payable, maturing in 2000, in the amount of $9,780,000 and $607,000, respectively, and Rabobank Nederland has issued a letter of credit of approximately $7,500,000 with respect to the Company's redemption requirements under industrial revenue bonds. See Note 7 of Notes to Consolidated Financial Statements of the Company in this connection.


DETERMINATION OF OFFERING PRICE

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the public offering price of the shares has been determined by negotiation between the Company and the Underwriters. Factors considered in determining the public offering price of the Common Stock included the Company's net worth and earnings, the amount of dilution per share of Common Stock to the public investors, prospects for the industry in which the Company operates, the present state of the Company's activities and the general condition of the securities markets at the time of the offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wells, Moore, Simmons & Neeld, PLLC, Jackson, Mississippi. Freedman, Levy, Kroll & Simonds, Washington, D.C, have acted as special counsel to the Company with respect to legal matters under the federal securities laws. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Morse, Zelnick, Rose & Lander, LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 3, 1995 and June 1, 1996, and for each of the three years in the period ended June 1, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and each such statement is qualified in all respects by such reference and the exhibits and schedules thereto.

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 75 Park Place, 14th Floor, New York, New York 10007; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
CONSOLIDATED FINANCIAL STATEMENTS OF CAL-MAINE FOODS, INC.:
  Report of Independent Auditors......................................................   F-2
  Consolidated balance sheets as of June 3, 1995, June 1, 1996 and August 31, 1996
     (unaudited)......................................................................   F-3
  Consolidated statements of operations for the fiscal years ended May 28, 1994, June
     3, 1995 and June 1, 1996 and the 13 weeks ended September 2, 1995 (unaudited) and
     August 31, 1996 (unaudited)......................................................   F-4
  Consolidated statements of changes in stockholders' equity for the fiscal years ended May 28, 1994, June 3, 1995 and June 1, 1996 (unaudited) and the 13 weeks
     ended August 31, 1996 (unaudited)................................................   F-5
  Consolidated statements of cash flows for the fiscal years ended May 28, 1994, June
     3, 1995 and June 1, 1996 and the 13 weeks ended September 2, 1995 (unaudited) and
     August 31, 1996 (unaudited)......................................................   F-6
  Notes to consolidated financial statements..........................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
  CAL-MAINE FOODS, INC.

     We have audited the accompanying consolidated balance sheets of Cal-Maine Foods, Inc. and subsidiaries as of June 3, 1995 and June 1, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 1, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cal-Maine Foods, Inc. and subsidiaries at June 3, 1995 and June 1, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 1, 1996, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP

Jackson, Mississippi

July 22, 1996, except for Note 13, as to which the date is October 3, 1996

                     CAL-MAINE FOODS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                     JUNE 3,     JUNE 1,     AUGUST 31,
                                                                                      1995        1996         1996
                                                                                    --------    --------    -----------
                                                                                                            (UNAUDITED)
ASSETS
Current assets:
    Cash and cash equivalents....................................................   $  3,050    $  3,959     $   4,688
    Receivables:
        Trade receivables, less allowance for doubtful accounts of $34 at June 3,
          1995 and $31 and $109 (unaudited) at June 1 and August 31, 1996 (Note
          7).....................................................................     10,173      13,387        13,550
        Other....................................................................        590         160           171
                                                                                    --------    --------    -----------
                                                                                      10,763      13,547        13,721
    Recoverable federal and state income taxes...................................      1,462         460           460
    Inventories (Notes 4 and 7)..................................................     38,370      40,969        40,684
    Prepaid expenses and other current assets....................................      1,112       1,513         1,892
                                                                                    --------    --------    -----------
Total current assets.............................................................     54,757      60,448        61,445
Other assets:
    Notes receivable and investments.............................................      4,338       5,318         5,373
    Other........................................................................        937         529           503
                                                                                    --------    --------    -----------
                                                                                       5,275       5,847         5,876
Property, plant and equipment, less accumulated depreciation (Notes 5 and 7).....     85,713      82,426        81,841
Leased property under capital leases, less accumulated amortization (Note 6).....      1,657       1,270         1,189
                                                                                    --------    --------    -----------
Total assets.....................................................................   $147,402    $149,991     $ 150,351
                                                                                    ========    ========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable to banks.......................................................   $ 15,500    $     --     $      --
    Trade accounts payable.......................................................     11,643      13,780        13,792
    Accrued wages and benefits...................................................      3,398       4,077         3,004
    Accrued expenses and other liabilities.......................................      1,325       2,237         2,689
    Current maturities of:
        Long-term debt...........................................................      3,888       3,807         4,075
        Capitalized lease obligations............................................        281         450           301
                                                                                    --------    --------    -----------
                                                                                       4,169       4,257         4,376
    Deferred income taxes........................................................      8,630       9,355         9,355
                                                                                    --------    --------    -----------
Total current liabilities........................................................     44,665      33,706        33,216
Long-term debt, less current maturities (Note 7).................................     58,645      58,214        57,460
Capitalized lease obligations, less current maturities (Note 6)..................      1,397         955         1,030
Deferred expenses (Note 8).......................................................      1,503       1,561         2,014
Deferred income taxes (Note 9)...................................................      3,720       7,655         7,655
                                                                                    --------    --------    -----------
Total liabilities................................................................    109,930     102,091       101,375
Commitments and contingencies (Note 10)
Stockholders' equity (Note 13):
    Common stock, $0.01 par value (Note 8):
        Authorized shares -- 18,000,000 at June 3, 1995 and June 1, 1996 and
          30,000,000 (unaudited) at August 31, 1996..............................
        Issued and outstanding shares -- 17,035,200 at June 3, 1995 and June 1,
          1996 and 15,835,200 (unaudited) at August 31, 1996.....................        170         170           158
    Class A Common stock, $0.01 par (Note 8):
        Authorized shares -- None at June 3, 1995 and June 1, 1996 and 1,200,000
          (unaudited) at August 31, 1996.........................................
        Issued and outstanding shares -- None at June 3, 1995 and June 1, 1996
          and 1,200,000 (unaudited) at August 31, 1996...........................         --          --            12
    Paid-in capital..............................................................      8,230       8,229         8,229
    Retained earnings............................................................     36,133      47,058        48,155
    Common stock in treasury (5,379,600 shares at June 3, 1995, 5,522,400 shares
      at June 1, 1996 and 5,528,400 (unaudited) shares at August 31, 1996).......     (5,367)     (5,863)       (5,884)
    Note receivable -- stockholder...............................................     (1,694)     (1,694)       (1,694)
                                                                                    --------    --------    -----------
Total stockholders' equity (Note 13).............................................     37,472      47,900        48,976
                                                                                    --------    --------    -----------
Total liabilities and stockholders' equity.......................................   $147,402    $149,991     $ 150,351
                                                                                    ========    ========     =========


                            See accompanying notes.

                     CAL-MAINE FOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      FISCAL YEAR ENDED               13 WEEKS ENDED
                                               --------------------------------    --------------------
                                               MAY 28,     JUNE 3,     JUNE 1,     SEPT. 2,    AUG. 31,
                                                 1994        1995        1996        1995        1996
                                               --------    --------    --------    --------    --------
                                                                                       (UNAUDITED)
Net sales...................................   $254,713    $242,649    $282,844    $ 56,219    $ 65,563
Cost of sales...............................    225,227     223,965     230,850      51,385      55,712
                                               --------    --------    --------    --------    --------
Gross profit................................     29,486      18,684      51,994       4,834       9,851
Selling, general and administrative.........     26,094      27,934      29,653       6,569       7,140
                                               --------    --------    --------    --------    --------
Operating income (loss).....................      3,392      (9,250)     22,341      (1,735)      2,711
Other income (expense):
     Interest expense (Note 7)..............     (4,318)     (5,052)     (5,487)     (1,457)     (1,116)
     Equity in income of affiliate (Note
       3)...................................        283          24         721          29          64
     Other..................................      1,238         993        (190)        562         135
                                               --------    --------    --------    --------    --------
                                                 (2,797)     (4,035)     (4,956)       (866)       (917)
                                               --------    --------    --------    --------    --------
Income (loss) before income taxes...........        595     (13,285)     17,385      (2,601)      1,794
Income tax expense (benefit) (Note 9).......        371      (4,600)      6,460        (966)        697
                                               --------    --------    --------    --------    --------
Net income (loss)...........................   $    224    $ (8,685)   $ 10,925    $ (1,635)   $  1,097
                                               ========    ========    ========     =======     =======
Net income (loss) per common share..........   $    .02    $   (.74)   $    .94    $   (.14)   $    .10
                                               ========    ========    ========     =======     =======

                            See accompanying notes.

                     CAL-MAINE FOODS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                               CLASS
                                                 A                               COMMON        NOTE
                                     COMMON    COMMON    PAID-IN    RETAINED    STOCK IN    RECEIVABLE --
                                     STOCK     STOCK     CAPITAL    EARNINGS    TREASURY    STOCKHOLDER     TOTAL
                                     ------    ------    -------    --------    --------    -----------    -------
Balance at May 29, 1993...........    $170      $--      $8,231     $44,594     $ (4,914)     $(1,694)     $46,387
  Purchases of common stock for
    treasury......................      --       --          --          --         (122)          --         (122)
  Net income for 1994.............      --       --          --         224           --           --          224
                                     -----     ----      ------     -------     --------      -------      -------
Balance at May 28, 1994...........     170       --       8,231      44,818       (5,036)      (1,694)      46,489
  Redemption of fractional shares
    of common stock...............      --       --          (1)         --           --           --           (1)
  Purchases of common stock for
    treasury......................      --       --          --          --         (331)          --         (331)
  Net loss for 1995...............      --       --          --      (8,685)          --           --       (8,685)
                                     -----      ---      ------     -------     --------      -------      -------
Balance at June 3, 1995...........     170       --       8,230      36,133       (5,367)      (1,694)      37,472
  Redemption of fractional shares
    of common stock...............      --       --          (1)         --           --           --           (1)
  Purchases of common stock for
    treasury......................      --       --          --          --         (496)          --         (496)
  Net income for 1996.............      --       --          --      10,925           --           --       10,925
                                     -----      ---      ------     -------     --------      ---------    -------
Balance at June 1, 1996...........     170       --       8,229      47,058       (5,863)      (1,694)      47,900
  Exchange of common stock for
    Class A common stock
    (unaudited)...................     (12)      12          --          --           --           --           --
  Purchase of common stock for
    treasury (unaudited)..........      --       --          --          --          (21)          --          (21)
  Net income for the 13 weeks
    ended August 31, 1996
    (unaudited)...................      --       --          --       1,097           --           --        1,097
                                     -----      ---      ------     -------     --------      ---------    -------
Balance at August 31, 1996
  (unaudited).....................    $158      $12      $8,229     $48,155     $ (5,884)     $(1,694)     $48,976
                                     =====      ===      ======     =======     ========      ==========   =======


                            See accompanying notes.

                     CAL-MAINE FOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               FISCAL YEAR ENDED               13 WEEKS ENDED
                                                        --------------------------------    --------------------
                                                        MAY 28,     JUNE 3,     JUNE 1,     SEPT. 2,    AUG. 31,
                                                          1994        1995        1996        1995        1996
                                                        --------    --------    --------    --------    --------
                                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)....................................   $    224    $ (8,685)   $ 10,925    $ (1,635)   $  1,097
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
    Depreciation and amortization....................      9,148       9,894      10,444       2,577       2,559
    Provision for doubtful accounts..................         21           4          41          --          78
    Provision for deferred income taxes..............      2,210      (3,210)      4,660          --          --
    Equity in income of affiliate....................       (283)        (24)       (721)        (29)        (64)
    (Gain) loss on sales of property, plant and
      equipment......................................        145        (873)        956        (181)        (47)
    Increase in deferred compensation................         60          60          60          15          15
Change in operating assets and liabilities, net of
  effects from purchases of shell egg production and
  processing businesses in 1994 and 1995:
    (Increase) decrease in receivables and other
      assets.........................................     (3,694)      2,388      (2,220)     (1,562)       (605)
    (Increase) decrease in inventories...............       (976)      2,205      (2,599)     (1,316)        285
    Increase (decrease) in accounts payable, accrued
      expenses and deferred expenses.................        823      (2,033)      3,728      (1,117)       (171)
                                                        --------    --------    --------    --------    --------
Net cash provided by (used in) operating
  activities.........................................      7,678        (274)     25,274      (3,248)      3,147
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment...........    (15,563)    (15,944)     (8,768)     (2,427)     (2,112)
Purchases of shell egg production and processing
  businesses.........................................    (12,194)     (2,883)         --          --          --
Payments received on notes receivable and from
  investments........................................        606         136         513           8           9
Increase in note receivable and investments..........        (10)        (40)        (13)         --          --
Net proceeds from sales of property, plant and
  equipment..........................................        959       1,292         687         246         266
                                                        --------    --------    --------    --------    --------
Net cash used in investing activities................    (26,202)    (17,439)     (7,581)     (2,173)     (1,837)
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (payments) under line of credit.......         --      15,500     (15,500)      8,000          --
Long-term borrowings.................................     17,745       6,000       5,050          --       1,000
Principal payments on long-term debt and capital
  leases.............................................     (4,586)     (5,432)     (5,835)     (1,301)     (1,560)
Purchases of common stock for treasury...............       (121)       (332)       (497)        (60)        (21)
Redemption of fractional shares of common stock......         --          (1)         (2)         --          --
                                                        --------    --------    --------    --------    --------
Net cash provided by (used in) financing
  activities.........................................     13,038      15,735     (16,784)      6,639        (581)
                                                        --------    --------    --------    --------    --------
Increase (decrease) in cash and cash equivalents.....     (5,486)     (1,978)        909       1,218         729
Cash and cash equivalents at beginning of period.....     10,514       5,028       3,050       3,050       3,959
                                                        --------    --------    --------    --------    --------
Cash and cash equivalents at end of period...........   $  5,028    $  3,050    $  3,959    $  4,268    $  4,688
                                                        ========    ========    ========    ========    ========
Non-cash investing and financing activities:
    Notes received from sales of properties..........   $     --    $    330    $    664    $     --    $     --
                                                        ========    ========    ========    ========    ========
    Capital lease obligations for equipment..........   $    914    $    676    $     --    $     --    $     --
                                                        ========    ========    ========    ========    ========

                            See accompanying notes.

                     CAL-MAINE FOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                  JUNE 1, 1996

1.  SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Cal-Maine Foods, Inc. and its subsidiaries ("the Company") all of which are wholly-owned. All significant intercompany transactions and accounts have been eliminated in consolidation.

  Business

     The Company is engaged in the production, processing and distribution of shell eggs and egg products and livestock operations. The Company's operations are significantly affected by market price fluctuation of its principal products sold, shell eggs, and the costs of its principal ingredients, corn and other grains. In fiscal year 1996, corn prices were historically high, which adversely affected cost of goods sold. Management anticipates that corn prices may remain abnormally high in fiscal year 1997, at least through the harvesting of the 1996 crops, which will have an adverse effect on the fiscal 1997 cost of goods sold.


     Primarily all of the Company's sales are to wholesale egg and egg products buyers in the southwestern, southeastern, midwestern and mid-Atlantic regions of the United States. Revenue is recognized when shell eggs and products are shipped to customers. Credit is extended based upon an evaluation of each customer's financial condition and credit history and generally collateral is not required. Credit losses have consistently been within management's expectations.


  Use of Estimates

     The preparation of the consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Inventories

     Inventories of eggs, feed, supplies and livestock are valued principally at the lower of cost (first-in, first-out method) or market.


     The cost associated with flocks are accumulated during a growing period of approximately 18 weeks and are amortized over the productive lives of the flocks, generally one to two years.


  Property, Plant and Equipment


     Property, plant and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which is 15 to 25 years for buildings and improvements and 3 to 8 years for machinery and equipment.


  Income Taxes

     Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Stock Based Compensation

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to or above the fair value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

  Net Income Per Common Share

     Net income per common share is based upon the weighted average number of common shares outstanding of 11,760,000, 11,700,000, 11,584,000, 11,647,000
(unaudited) and 11,509,000 (unaudited) during fiscal 1994, 1995, 1996, and for the 13 weeks ended August 31, 1995 and 1996, respectively (see Note 12).

  Impact of Recently Issued Accounting Standards

     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company adopted Statement 121 in fiscal 1997, the effect of which was not material (unaudited) to the Company's financial position or operations.

  Fiscal Year


     The Company's fiscal year-end is on the Saturday nearest May 31 which was May 28, 1994 (52 weeks), June 3, 1995 (53 weeks) and June 1, 1996 (52 weeks) for the most recent three years.


  Reclassifications

     Certain reclassifications have been made to the fiscal 1994 and fiscal 1995 consolidated financial statements to conform to the fiscal 1996 presentation.

2.  ACQUISITION

     In June 1994, the Company purchased, for $2,883, certain inventories, land and equipment of a shell egg production and processing business and accounted for the transaction as a purchase. In connection with the purchase, the Company leased substantially all facilities and certain equipment of the business under an operating lease with monthly rentals of $79 through May 1998. The Company may renew the lease for three years with monthly rentals of $79 through May 2001. The Company has the option to purchase the facilities and equipment for approximately $3,820 after fiscal 1999 or $1,750 after fiscal 2002.

     In July 1993, the Company acquired certain operating assets of a shell egg production and processing business for $12,194. The transaction was accounted for as a purchase.

     The operating results of these assets acquired are included in the consolidated statements of operations of the Company for the periods subsequent to the acquisition dates. Prior operations of these assets acquired are immaterial to the Company's net sales, net income (loss) and net income (loss) per common share for the fiscal years ended May 28, 1994 and June 3, 1995.

3.  INVESTMENT IN AFFILIATE

     The Company is a fifty percent owner of BCM Egg Company ("BCM"), a partnership. Equity in earnings of $283, $24, $721, $29 (unaudited) and $64 (unaudited) from BCM have been included in the consolidated statements of operations in fiscal 1994, 1995, 1996 and the 13 weeks ended August 31, 1995 and 1996, respectively. The Company purchased approximately $8,046, $7,492, $9,929, $1,980 (unaudited) and $2,745 (unaudited) of eggs from BCM during each of those periods, which represented a significant percentage of BCM's sales.

4.  INVENTORIES

     Inventories consisted of the following:



                                                              JUNE 3,    JUNE 1,    AUGUST 31,
                                                               1995       1996         1996
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
    Flocks.................................................   $22,154    $23,501      $24,748
    Eggs and egg products..................................     3,953      3,127        4,150
    Feed and supplies......................................     7,932     10,424        7,888
    Livestock..............................................     4,331      3,917        3,898
                                                              -------    -------      -------
                                                              $38,370    $40,969      $40,684
                                                              =======    =======      =======

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following:



                                                            JUNE 3,     JUNE 1,     AUGUST 31,
                                                              1995        1996         1996
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
    Land and improvements................................   $ 17,789    $ 18,854     $ 19,496
    Buildings and improvements...........................     47,511      48,830       49,048
    Machinery and equipment..............................     66,993      68,836       70,318
    Construction-in-progress.............................      7,850       3,617        2,896
                                                            --------    --------     --------
                                                             140,143     140,137      141,758
    Less accumulated depreciation and amortization.......     54,430      57,711       59,917
                                                            --------    --------     --------
                                                            $ 85,713    $ 82,426     $ 81,841
                                                            ========    ========     =========

6.  LEASES

     Leased property under capital leases consisted of the following:



                                                                JUNE 3,    JUNE 1,    AUGUST 31,
                                                                 1995       1996         1996
                                                                -------    -------    -----------
                                                                                      (UNAUDITED)
    Machinery and equipment..................................   $2,100      $2,100      $2,100
    Less accumulated amortization............................      443         830         911
                                                                ------      ------      ------
                                                                $1,657      $1,270      $1,189
                                                                ======      ======      ======

     Future minimum payments under capital leases and noncancelable operating leases that have initial or remaining noncancelable terms in excess of one year at June 1, 1996 are as follows:

                                                                          CAPITAL   OPERATING
                                                                          LEASES     LEASES
                                                                          ------    ---------
    1997...............................................................   $  534     $2,786
    1998...............................................................      303      2,574
    1999...............................................................      303      1,428
    2000...............................................................      322      1,008
    2001...............................................................      152        584
    Thereafter.........................................................       --        362
                                                                          ------     ------
         Total minimum lease payments..................................    1,614     $8,742
                                                                                     ======
    Less amount representing interest (rates from 7.25% to 9.0%).......      209
                                                                          ------
    Present value of minimum lease payments............................    1,405
    Less amounts due within one year...................................      450
                                                                          ------
    Amounts due after one year.........................................   $  955
                                                                          ======

     Substantially all of the leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets. The Company has guaranteed under certain operating leases the residual value of transportation equipment at the expiration of the leases. Rent expense was $2,443, $3,726, $3,901, $933 (unaudited) and $1,000 (unaudited) in fiscal 1994, 1995, 1996 and for the 13 weeks ended August 31, 1995 and 1996, respectively. Included in rent expense are vehicle rents totaling $1,407, $1,726, $1,718, $427 (unaudited) and $451 (unaudited) in fiscal 1994, 1995, 1996 and for the 13 weeks ended August 31, 1995 and 1996, respectively.

7.  CREDIT FACILITIES AND LONG-TERM DEBT

     Long-term debt consisted of the following:



                                                                  JUNE 3,    JUNE 1,    AUGUST 31,
                                                                   1995       1996         1996
                                                                  -------    -------    -----------
                                                                                        (UNAUDITED)
Note payable at 6.62%; due in monthly installments of $130,
  plus interest, maturing in 2000..............................   $17,450    $15,890      $15,245
Note payable at 7.64%; due in monthly installments of $114,
  including interest, maturing in 2003.........................    11,562     11,053       10,919
Note payable at federal funds rate plus 1.65%; due in quarterly
  installments of $298, plus interest, maturing in 2000........    11,273     10,079        9,780
Note payable, 9.625%; due in monthly installments of $60, plus
  interest, maturing in 2001...................................     8,205      7,485        7,320
Note payable at 7.75%; due in monthly installment of $55, plus
  interest, maturing in 2003...................................     4,265      8,655        8,490
Note payable, federal funds rate plus 1.5%; due in quarterly
  installments of $36, plus interest, maturing in 2000.........       786        643          607
Note payable at 8.69%; due in monthly installments of $8,
  including interest, maturing in 2001.........................       451        392          377
Note payable at 6.61%; due in monthly installments of $7,
  including interest, maturing in 2000.........................       400        335          319
Note payable at 4%; due in monthly installments of $4,
  including interest, maturing in 1999.........................       191        149          138
Industrial revenue bonds.......................................     7,950      7,340        8,340
                                                                  -------    -------      -------
                                                                   62,533     62,021       61,535
Less current maturities........................................     3,888      3,807        4,075
                                                                  -------    -------      -------
                                                                  $58,645    $58,214      $57,460
                                                                  =======    =======      =======

     The industrial revenue bonds with principal balances of $5,040, $2,300 and $1,000 at August 31, 1996 are due November 1, 2005, May 1, 2006 and April 1, 2011, respectively, with interest due monthly at variable rates (6.15% at June 3, 1995 and 5.60% at June 1, 1996). The bonds have been issued by local county authorities and, under their terms, are redeemable at the option of the Company on a monthly basis subject to certain mandatory redemption requirements. The bonds are collateralized by letters of credit of approximately $7,500.

     The aggregate annual maturities of long-term debt at June 1, 1996 are as follows:

            1997.......................................................   $ 3,807
            1998.......................................................     4,979
            1999.......................................................     5,393
            2000.......................................................    15,129
            2001.......................................................    14,590
            Thereafter.................................................    18,123
                                                                          -------
                                                                          $62,021
                                                                          =======

     The Company has a $35,000 line of credit with three banks, of which all was unused at June 1, 1996. The line of credit is limited in availability based upon the levels of accounts receivable and inventories. Borrowings under the line of credit bear interest at 1.5% above the federal funds rate or LIBOR, at the Company's option. Facilities fees of .25% per annum are payable quarterly on the unused portion of the line.

     Substantially all trade receivables and inventories collateralize the line of credit and property, plant and equipment collateralize the long-term debt. The Company is required, by certain provisions of the loan agreements, to maintain minimum levels of working capital and net worth; to limit dividends, capital expenditures and additional long-term borrowings; and to maintain various current and debt-to-equity ratios. Additionally, the chief executive officer of the Company, or his family, must maintain ownership of not less than 50% of the outstanding voting power represented by the capital stock of the Company. The Company was in compliance with these provisions as of June 1, 1996.

     Interest of $3,780, $5,594, $5,910, $1,557 (unaudited) and $1,161
(unaudited) was paid during fiscal 1994, 1995, 1996 and for the 13 weeks ended August 31, 1995 and 1996, respectively. Interest of $208, $438, $305, $100
(unaudited) and $45 (unaudited) was capitalized for construction of certain facilities during fiscal 1994, 1995, 1996 and for the 13 weeks ended August 31, 1995 and 1996, respectively.

8.  EMPLOYEE BENEFIT PLANS


     The Company maintains a medical plan that is qualified under Section 401(a) of the Internal Revenue Code and not subject to tax under present income tax laws. Under its plan, the Company self-insures, in part, coverage for substantially all full-time employees with coverage by insurance carriers for certain stop-loss provisions for losses greater than $60 for each occurrence. The Company's expenses, including accruals for incurred but not reported claims, were approximately $1,700, $2,100, $3,130, $587 (unaudited) and $776 (unaudited) in fiscal 1994, 1995, 1996 and the 13 weeks ended August 31, 1995 and 1996, respectively.


     The Company has a 401(k) plan which covers substantially all employees. Participants in the Plan may contribute up to the maximum allowed by Internal Revenue Service regulations.


     The Company has an employee stock ownership plan (ESOP) that covers substantially all employees. The Company has historically made contributions to the ESOP of 3% of participants' compensation, plus an additional amount determined at the discretion of the Board. The amount of these contributions are determined at the discretion of the Board of Directors and may be made in cash or common stock. The contributions vest 20% annually beginning with the participant's third year of service. The Company's contributions to the plan were approximately $911, $808, $992, $268 (unaudited) and $295 (unaudited) in fiscal 1994, 1995, 1996 and the 13 weeks ended August 31, 1995 and 1996, respectively.



     The Company has deferred compensation agreements with certain officers for payments to be made over specified periods beginning when the officers reach age
65. Amounts accrued for these agreements are based upon deferred compensation earned, discounted over the estimated remaining service life of each officer. Deferred compensation expense totaled $60 in fiscal 1994, 1995, 1996, respectively, and $15 (unaudited) for the 13 weeks ended August 31, 1995 and 1996, respectively.


     The Company has reserved 800,000 shares under its 1993 Stock Option Plan. In August 1993, options to purchase 504,000 shares of common stock were granted to certain officers of the Company at $3.42 per share which was the estimated fair value of the common stock at the date of grant. The options vest annually over five years after one year from the grant date. Total options exercisable at June 1, 1996 and August 31, 1996 were 201,600 shares and 302,400 shares (unaudited), respectively.

9.  INCOME TAXES

     Income tax expense (benefit) consisted of the following:

                                                                   FISCAL YEAR ENDED
                                                             -----------------------------
                                                             MAY 28,    JUNE 3,    JUNE 1,
                                                              1994       1995       1996
                                                             -------    -------    -------
        Current:
             Federal......................................   $(1,839)   $(1,390)   $1,700
             State........................................        --         --       100
                                                             -------    -------    ------
                                                              (1,839)    (1,390)    1,800
        Deferred:
             Federal......................................     2,170     (2,810)    4,020
             State........................................        40       (400)      640
                                                             -------    -------    ------
                                                               2,210     (3,210)    4,660
                                                             -------    -------    ------
                                                             $   371    $(4,600)   $6,460
                                                             =======    =======    ======

     Significant components of the Company's deferred tax liabilities were as follows:

                                                                         JUNE 3,    JUNE 1,
                                                                          1995       1996
                                                                         -------    -------
    Current deferred tax liabilities:
         Inventories..................................................   $ 8,460    $ 9,330
         Prepaid expenses.............................................       245        235
         Accrued expenses.............................................        --       (200)
         Other........................................................       (75)       (10)
                                                                         -------    -------
    Total current deferred tax liabilities............................     8,630      9,355
    Long-term deferred tax liabilities:
         Property, plant and equipment................................     5,370      5,830
         Investments..................................................       235        385
         Deferred compensation........................................      (295)      (300)
         State net operating loss carryforwards.......................      (560)      (255)
         Alternative minimum tax credit carryforwards.................        --     (1,105)
         Federal net operating loss carryforward......................    (4,130)        --
         Cash basis temporary differences.............................     3,100      3,100
                                                                         -------    -------
    Total long-term deferred tax liabilities..........................     3,720      7,655
                                                                         -------    -------
    Total deferred tax liabilities....................................   $12,350    $17,010
                                                                         =======    =======


     Effective May 29, 1988, the Company could no longer use cash basis accounting for its farming subsidiary because of tax law changes. The taxes on the cash basis temporary differences as of that date will not be payable under current tax laws provided there are no changes in ownership control and future annual revenues of the farming subsidiary exceed 1988 revenues. Management does not anticipate the payment of such taxes related to these cash basis timing differences during 1997. The Company uses the farm-price method for valuing inventories for income tax reporting.

     The differences between income tax expense at the Company's effective income tax rate and income tax expense (benefit) at the statutory federal income tax rate were as follows:

                                                             FISCAL YEAR ENDED                13 WEEKS ENDED
                                                       -----------------------------    --------------------------
                                                       MAY 28,    JUNE 3,    JUNE 1,    SEPTEMBER 2,    AUGUST 31,
                                                        1994       1995       1996          1995           1996
                                                       -------    -------    -------    ------------    ----------
                                                                                        (UNAUDITED)
Statutory federal income tax (benefit)..............    $ 202     $(4,517)   $5,911        $ (884)        $  610
State income taxes, net (benefit)...................       26        (268)      488           (73)            50
Other, net..........................................      143         185        61            (9)            37
                                                       ------     -------    ------        ------         ------
                                                        $ 371     $(4,600)   $6,460        $ (966)        $  697
                                                       ======     =======    ======        ======         ======

     Federal and state income taxes of $2,370, $294, $1,985 and $257 (unaudited) were paid in fiscal 1994, 1995 and 1996, and the 13 weeks ended August 31, 1996, respectively. Federal and state income taxes of $51, $3,267, $1,500 and $27 (unaudited) were refunded in fiscal 1994, 1995 and 1996, and the 13 weeks ended August 31, 1996, respectively.

10.  COMMITMENTS AND CONTINGENCIES

     The Company has begun construction on operating facilities with an estimated total cost of $16,000 of which $2,200 (unaudited) was expended as of August 31, 1996. The cost to complete the facilities will be primarily funded by future advances from industrial revenue bonds totaling $13,500 of which $1,000 (unaudited) was advanced as of August 31, 1996. Principal payments of $90 plus interest are due monthly beginning November 1, 1998 through April 2011. Interest is payable monthly at a fixed rate based upon the average-life US Treasury rate plus 2% at the date funds are received.

     The Company is the defendant in certain legal actions. It is the opinion of management, based on advise of legal counsel, that the outcome of these actions will not have a material adverse effect on the Company's financial position.

11.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheet for cash and cash equivalents, notes receivable and investments, long-term debt and capitalized leases approximate their carrying value. The fair values for notes receivables, long-term debt and capitalized leases are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.


12.  NOTE RECEIVABLE -- STOCKHOLDER



     The Company had a note receivable from its principal stockholder of $1,694 at August 31, 1996, June 1, 1996 and June 3, 1995. The note is non-interest bearing and has no stated maturity.



13.  SUBSEQUENT EVENTS


     The Company intends to file a registration statement with the Securities and Exchange Commission covering 1,700,000 shares of common stock to be sold by the Company in an underwritten public offering. Effective July 29, 1996, the Board of Directors adopted and the shareholders approved an amendment to the Company's certificate of incorporation that authorized 14,000 shares of Class A common stock and 1,000 shares of Class B common stock, both with $1.00 par value. Effective September 24, 1996, the Board of Directors adopted and the shareholders approved an amendment to the Company's certificate of incorporation to reclassify both classes of common stock and increase the authorized shares to 30,000,000 shares of common stock and 1,200,000 shares of Class A common, each class with a par value of $.01 per share. Effective October 3, 1996, the Company completed a 1200-for-1 stock split of its common stock and Class A common stock. The unaudited August 31, 1996 stockholders' equity balances have been restated and the net income (loss) per common share have been restated for each period presented to reflect these transactions.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................    10
Dividend Policy.......................    10
Capitalization........................    11
Dilution..............................    12
Selected Historical Consolidated
  Financial Information...............    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    14
Business..............................    19
Management............................    27
Certain Transactions..................    31
Principal and Selling Stockholders....    33
Description of Capital Stock..........    34
Shares Eligible for Future Sale.......    35
Underwriting..........................    36
Legal Matters.........................    37
Experts...............................    37
Additional Information................    38
Index to Financial Statements.........   F-1


                            ------------------------

     UNTIL JANUARY   , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE
REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                            [CAL-MAINE FOODS LOGO]

                             CAL-MAINE FOODS, INC.

                                2,500,000 SHARES

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                               PAULSON INVESTMENT
                                 COMPANY, INC.
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (TO BE COMPLETED BY AMENDMENT)

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates (rounded to the next dollar) except the Securities and Exchange Commission registration fee and the NASD filing fee.

        SEC Registration Fee..............................................   $  7,216
        NASD Filing Fee...................................................      2,882
        NASDAQ Listing Fee................................................     47,517
        Blue Sky Fees and Expenses........................................     10,000
        Representative's Expense Allowance*...............................    350,000
        Transfer Agent and Registrar Fees.................................      2,000
        Accounting Fees and Expenses......................................     35,000
        Legal Fees and Expenses...........................................    175,000
        Printing and Engraving............................................     60,000
        Miscellaneous.....................................................     12,135
                                                                             --------
                  Total...................................................   $701,750
                                                                             ========

        -----------------------
        * Assumes initial public offering price of $7.00 per share and the non-exercise of the Underwriters' over-allotment option.

     Of the above expenses, approximately $585,132 will be paid by the Company and $116,618 by the Selling Stockholder.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant may indemnify its directors, officers and certain other persons to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time-to-time.

     Section 10 of the Registrant's Amended and Restated Certificate of Incorporation provides as follows:

          No director of the corporation shall have any personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this section shall not eliminate or limit the liability of a director (i) for any breach of a director's duty or loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The limitation of liability shall not eliminate or limit the liability of any director for any act or omission occurring prior to the date upon which this provision becomes effective.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT NO.                                          TITLE
-----------    ---------------------------------------------------------------------------------
     1         Form of Underwriting Agreement.*
     3.1       Amended and Restated Certificate of Incorporation of the Registrant.*
     3.2       By-Laws of the Registrant, as amended.*
     4.1       Specimen certificate for shares of Common Stock, par value $0.01 per share, of the Registrant.*
     4.2       Form of Warrant Agreement (including form of Common Stock Purchase Warrant).*
     5         Opinion of Wells, Moore, Simmons & Neeld.*
    10.1       Amended and Restated Term Loan Agreement, dated as of May 29, 1990, between Cal-
               Maine Foods, Inc. and Cooperative Centrale Raiffeisen -- Boerenleenbank B.A.,
               "Rabobank Nederland," New York Branch, and Amended and Restated Revolving Credit
               Agreement among Cal-Maine Foods, Inc., and Barclays Bank PLC (New York) and
               Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., dated as of 29 May 1990, and amendments thereto (without exhibits).*
    10.2       Note Purchase Agreement, dated as of November 10, 1993, between John Hancock
               Mutual Life Insurance Company and Cal-Maine Foods, Inc., and amendments thereto
               (without exhibits).*
    10.3       Loan Agreement, dated as of May 1, 1991, between Metropolitan Life Insurance
               Corporation and Cal-Maine Foods, Inc., and amendments thereto (without exhibits).*
    10.4       Employee Stock Ownership Plan, as Amended and Restated.*
    10.5       1993 Stock Option Plan, as Amended.*
    10.6       Wage Continuation Plan, dated as of July 1, 1986, among R.K. Looper, B.J. Raines and the Registrant.*
    10.7       Wage Continuation Plan, dated as of July 1, 1986, between Jack Self and the
               Registrant, as amended on September 2, 1994.*
    10.8       Wage Continuation Plan, dated as of April 15, 1988, between Joe Wyatt and the
               Registrant.*
    10.9       Redemption Agreement, dated March 7, 1994, between the Registrant and Fred R.
               Adams, Jr.*
    11         Statement re computation of earnings per share.*
    21         Subsidiaries of the Registrant.*
    24.1       Consent of Wells, Moore, Simmons & Neeld (included in Exhibit 5).
    24.2       Consent of Freedman, Levy, Kroll & Simonds.*
    24.3       Consent of Ernst & Young LLP.
    24.4       Powers of Attorney.*
    27         Financial Data Schedule.*


---------------

* Previously filed.


     (b) Schedules

     Schedule II -- Valuation and Qualifying Accounts.

     (The schedules omitted are not required.)

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes, with respect to shares of its Common Stock issuable upon exercise of the Representative's Warrants:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering of such shares of Common Stock, by the Representative or its designees.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (d) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(i) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jackson, Mississippi on this 2nd day of December, 1996.


                                          CAL-MAINE FOODS, INC.

                                               /s/  FRED R. ADAMS, JR.
                                          --------------------------------------
                                                    FRED R. ADAMS, JR.
                                                CHAIRMAN OF THE BOARD AND
                                                 CHIEF EXECUTIVE OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                        DATE
------------------------------------------    --------------------------------    -----------------
         /s/  FRED R. ADAMS, JR.                 Chairman of the Board and         December 2, 1996
------------------------------------------        Chief Executive Officer
            FRED R. ADAMS, JR.                 (Principal Executive Officer)

           /s/  BOBBY J. RAINES               Vice President, Chief Financial      December 2, 1996
------------------------------------------     Officer, Treasurer, Secretary
             BOBBY J. RAINES                            and Director
                                               (Principal Financial Officer)

         /s/  CHARLES F. COLLINS                 Vice President, Controller        December 2, 1996
------------------------------------------              and Director
            CHARLES F. COLLINS                 (Principal Accounting Officer)

                    *                                     Director
------------------------------------------
            RICHARD K. LOOPER

                    *                                     Director
------------------------------------------
            ADOLPHUS B. BAKER

                    *                                     Director
------------------------------------------
               JACK B. SELF

                    *                                     Director
------------------------------------------
               JOE M. WYATT

                    *                                     Director
------------------------------------------
                 W.D. COX

                    *                                     Director
------------------------------------------
            R. FASER TRIPLETT

          *By: /s/ B.J. RAINES
------------------------------------------
               B.J. RAINES
             ATTORNEY-IN-FACT
             DECEMBER 2, 1996

                             CAL-MAINE FOODS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
            YEARS ENDED MAY 28, 1994, JUNE 3, 1995, AND JUNE 1, 1996
                                 (IN THOUSANDS)

                                                       BALANCE AT     CHARGED TO    WRITE-OFF     BALANCE AT
                                                      BEGINNING OF     COST AND        OF           END OF
                    DESCRIPTION                          PERIOD        EXPENSE      ACCOUNTS        PERIOD
---------------------------------------------------   ------------    ----------    ---------    ------------
Year ended June 1, 1996:
     Allowance for doubtful accounts...............       $ 34           $ 41          $44           $ 31
                                                          ====           ====          ===           ====
Year ended June 3, 1995:
     Allowance for doubtful accounts...............       $ 49           $  4          $19           $ 34
                                                          ====           ====          ===           ====
Year ended May 28, 1994:
     Allowance for doubtful accounts...............       $ 55           $ 21          $27           $ 49
                                                          ====           ====          ===           ====